UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(Name of small business issuer in its charter)

Nevada	45-0552679

(State or jurisdiction of incorporation or organization)	I.R.S. Employer Identification No.

108-1 Nashan Road
Zhongshan District
Dalian, P.R.C.

(Address of principal executive offices)

Issuers telephone number 86-411-8265-3668

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act.

500,000,000 shares of common stock, $.0001 par value
(Title of Class)

-ii-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT ON FORM 10-SB CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, PRINCIPALLY IN THE SECTIONS ENTITLED “DESCRIPTION OF BUSINESS,” “RISK FACTORS,” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.” ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT CONTAINED IN THIS CURRENT REPORT ON FORM 8-K, INCLUDING STATEMENTS REGARDING FUTURE EVENTS, OUR FUTURE FINANCIAL PERFORMANCE, BUSINESS STRATEGY AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. WE HAVE ATTEMPTED TO IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY INCLUDING “ANTICIPATES,” “BELIEVES,” “CAN,” “CONTINUE,” “COULD,” “ESTIMATES,” “EXPECTS,” “INTENDS,” “MAY,” “PLANS,” “POTENTIAL,” “PREDICTS,” “SHOULD” OR “WILL” OR THE NEGATIVE OF THESE TERMS OR OTHER COMPARABLE TERMINOLOGY. ALTHOUGH WE DO NOT MAKE FORWARD-LOOKING STATEMENTS UNLESS WE BELIEVE WE HAVE A REASONABLE BASIS FOR DOING SO, WE CANNOT GUARANTEE THEIR ACCURACY. THESE STATEMENTS ARE ONLY PREDICTIONS AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THE RISKS OUTLINED UNDER “RISK FACTORS” OR ELSEWHERE IN THIS FORM 10-SB, WHICH MAY CAUSE OUR OR OUR INDUSTRY’S ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. MOREOVER, WE OPERATE IN A VERY COMPETITIVE AND RAPIDLY CHANGING ENVIRONMENT. NEW RISKS EMERGE FROM TIME TO TIME AND IT IS NOT POSSIBLE FOR US TO PREDICT ALL RISK FACTORS, NOR CAN WE ADDRESS THE IMPACT OF ALL FACTORS ON OUR BUSINESS OR THE EXTENT TO WHICH ANY FACTOR, OR COMBINATION OF FACTORS, MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENTS.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENT, EACH OF WHICH APPLIES ONLY AS OF THE DATE OF THIS FORM 10-SB. BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THE OCCURRENCE OF THE EVENTS DESCRIBED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS FORM 10-SB COULD NEGATIVELY AFFECT OUR BUSINESS, OPERATING RESULTS, FINANCIAL CONDITION AND STOCK PRICE. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE PUBLICLY ANY OF THE FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS FORM 10-SB TO CONFORM OUR STATEMENTS TO ACTUAL RESULTS OR CHANGED EXPECTATIONS.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Overview

China Vitup Health Care Holdings, Inc., a Nevada corporation (hereinafter “we,” “us,” “our,” the “Company” or “China Vitup Nevada”) is engaged in the business of providing healthcare services to customers throughout China. Presently, the Company offers integrated healthcare services designed specifically to fit the needs of the Chinese population through its 24,200 square foot facility located in Dalian, China. Through its facility, the Company both monitors the health of its patients through regularly scheduled check-ups, as well as works to diagnose its patients’ different ailments and establish appropriate treatment procedures for such ailments. In many instances, the Company, as a preventative care facility, will refer its patients to specialized hospitals and health facilities, throughout China and the world, which can treat the patients’ specific health problems that the Company has identified through its comprehensive and detailed checkup procedures.

Currently, the majority of medical care services throughout the People’s Republic of China (the “PRC”) are provided by government owned medical institutions and organizations which are often times overcrowded, under staffed, and under supplied. There are a limited number of private institutions providing medical care to PRC citizens, particularly citizens within the middle class. The Company’s goal is to modernize the current healthcare industry in China by providing Chinese citizens with individualized healthcare services tailored specifically to their needs at private medical facilities throughout China. Due to the overcrowding and a high patient to doctor ratio that exists within the state sponsored medical facilities throughout China, we believe that the rapidly increasing middle class of China is interested in seeking viable alternatives to state sponsored medical facilities. The Company aims to provide these individuals with an alternative to state sponsored medical facilities in the form of highly modern and upscale medical facilities where the Company’s clients can go to have their health monitored on a regular basis.

PRC laws restrict foreign ownership of medical clinics and hospitals located in China. As a result, we do not directly carry on any business operations. To comply with PRC laws, China Vitup Nevada operates through a corporate structure consisting of subsidiaries, variable interest entities (“VIE”), and contractual arrangements. A VIE is term used by the U.S. Financial Accounting Standards Board to describe a legal business structure whose financial support comes from another corporation which exerts control over the VIE. As noted above, all of our business operations are structured around subsidiaries, VIEs and contractual agreements. Through these contractual agreements we are able to exert effective control over our PRC operating affiliates and receive all of the economic benefits derived from the business operations of our PRC operating affiliates. In accordance with the specific contractual agreements, which are discussed below, the consolidated financial statements of China Vitup Nevada include all assets and liabilities and all revenues and expenses of our medical clinic located in Dalian, China.

The following diagram, which is discussed in detail below, illustrates our corporate structure and the contractual arrangements that allow for us to exert effective control over our PRC operating affiliates and receive a portion of the economic benefits derived from the business operations of our PRC operating affiliates

Business Development & Corporate Structure

Company

China Vitup Nevada, was incorporated under the laws of Canada as Second Bavarian Mining Consulting Services, Inc. (“Second Bavarian”) on February 24, 2003. On August 10, 2004, Second Bavarian amended and restated its Articles of Incorporation to change its name to Tubac Holdings, Inc. (“Tubac”) and to change its domicile to the State of Wyoming. On September 15, 2006, Tubac formed a wholly owned subsidiary in Nevada called China Vitup Health Care Holdings, Inc. On October 2, 2006, through the completion of a merger with its wholly-owned subsidiary, China Vitup Nevada, Tubac changed its domicile to the State of Nevada and changed its name to China Vitup Health Care Holdings, Inc. As a result of the merger, each share of Tubac was exchanged for one share of China Vitup Nevada; Tubac ceased to exist as a separate entity and China Vitup Nevada continued as the surviving company.

Subsidiaries

On November 15, 2006 China Vitup Nevada completed the closing under an Agreement for Share Exchange with China Vitup Healthcare Holdings, Inc., (“China Vitup BVI”) a British Virgin Islands corporation formed on June 29, 2006 and the shareholders (the “Shareholders”) of China Vitup BVI. Under the terms of the Agreement for Share Exchange, China Vitup Nevada issued a total of 13,460,202 shares of its common stock in exchange for 50,000 shares of China Vitup BVI, representing 100% of the issued and outstanding common stock of China Vitup BVI (the “Share Exchange”). Upon completion of the Share Exchange, China Vitup BVI became a wholly owned subsidiary of China Vitup Nevada. China Vitup BVI is a holding company that was established to facilitate the ownership and operations of medical clinics within the PRC.

As a holding Company, China Vitup BVI owns 100% of Dalian Vitup Management Holdings Co., Ltd, (“Dalian Vitup Management”) a wholly owned foreign enterprise formed under the laws of the PRC on August 30, 2006. Dalian Vitup Management operates as a holding company and was established for the purposes of facilitating the operation of our business operations in the PRC.

Due to PRC laws governing foreign ownership and investment in medical clinics in the PRC, Dalian Vitup Management carries on its business operations through a series of exclusive contractual agreements. The contractual agreements are with the following variable interest entities (“VIE”) and individuals:

i)	Dalian Vitup Healthcare Management Co. Ltd., (“Dalian Vitup Healthcare”) a limited liability company formed under the laws of the PRC on March 4, 2004;

ii)
Dalian Zhongshan Vitup Clinic (“Dalian Vitup Clinic”), a business which was registered as a sole-proprietorship under the laws of the PRC on January 10, 2006. Dalian Vitup Clinic’s principal business is the provision of medical services through the 24,200 square foot medical facility located in Dalian, China. Mr. Wang Shubin, a director and majority shareholder of China Vitup Nevada , owns 100% of the Dalian Vitup Clinic; and

iii)	Shubin Wang and Feng Gu, the sole shareholders of Dalian Vitup Health Care.

Through a series of contractual agreements, all of which are discussed below, Dalian Vitup Management, our wholly-owned subsidiary: i) is able to exert effective control over our PRC operating affiliates; ii) receive all the economic benefits derived from the business operations of our PRC operating affiliates; and iii) has an exclusive option to purchase all or part of the equity interests in Dalian Vitup Healthcare.

The specific contractual agreements that allow us to exert effective control over Dalian Vitup Healthcare and its affiliates and receive all the economic benefits of the business activities of Dalian Vitup Healthcare are as follows: 1) a Loan Agreement; 2) a Share Pledge Contract; 3) an Exclusive Option Contract; 4) a Proxy Agreement; 5) a Consulting Agreement; and 6) a Shift Contract (collectively referred to as the “Clinic Agreements”). The following is a summary of these agreements, all of which are filed herewith as exhibits to this Form 10-SB:

Loan Agreement. The Loan Agreement, dated September 1, 2006, is by and among Dalian Vitup Management Holdings Co., Ltd., ShuBin Wang and Feng Gu. The Loan Agreement was made for the purposes of forming and capitalizing Dalian Vitup Healthcare and to implement the contractual arrangements in our corporate structure. Pursuant to the terms of the Loan Agreement:

•	Dalian Vitup Management loaned Shubin Wang and Feng Gu RMB 8,000,000 (approximately US $1,104,118);
•	The loan is a non-interest bearing loan that is payable at will by ShuBin Wang and Feng Gu;
•	The loan is secured by ShuBin Wang and Feng Gu’s shares of stock in Dalian Vitup Healthcare through the Share Pledge Contract discussed below; and
•
Dalian Vitup Management may demand full payment on the loan if any of the following occur: i) ShuBin Wang or Feng Gu are fired or dismissed from Dalian Vitup Management or any of Dalian Vitup Management’s affiliates; ii) either ShuBin Wang or Feng Gu die or become incapacitated; iii) either ShuBin Wang or Feng Gu engage in or are involved in criminal conduct; iv) any third party files a claim against ShuBin Wang or Feng Gu in excess of RMB 100,000 (approximately US $13,215); or v) Dalian Vitup Management chooses to exercise its right to purchase the shares of Dalian Vitup Healthcare pursuant to its rights under the Exclusive Option Contract, which is more fully described below.

Share Pledge Contract. The Share Pledge Contract, dated September 1, 2006, is by and among Dalian Vitup Management Holdings Co., Ltd., ShuBin Wang, Feng Gu, and Dalian Vitup Healthcare Management Co., Ltd. Pursuant to the terms of the Share Pledge Contract:

•
ShuBin Wang and Feng Gu have pledged all of their equity interest in Dalian Vitup Healthcare, which amounts to 100% of Dalian Vitup Healthcare, to Dalian Vitup Management to secure their obligations under the relevant contractual control agreements, including but not limited to, their repayment obligations under the Loan Agreement;

•
ShuBin Wang and Feng Gu have each agreed not to transfer, sell, pledge or otherwise dispose of or create any encumbrance on their equity interest in Dalian Vitup Healthcare without the consent of Dalian Vitup Management;

•	The Share Pledge Contract terminates upon ShuBin Wang and Feng Gu’s fulfillment of their respective obligations under the Loan Agreement.

Exclusive Option Contract. The Exclusive Option Contract, dated September 1, 2006, is by and among Dalian Vitup Management Holdings Co., Ltd., ShuBin Wang, Feng Gu, and Dalian Vitup Healthcare Management Co., Ltd. Pursuant to the terms of the Exclusive Option Contract:

•
Neither ShuBin Wang, Feng Gu, nor Dalian Vitup Healthcare may enter into any transaction that could materially affect Dalian Vitup Healthcare’s assets, liabilities, equity or operations without the prior written consent of Dalian Vitup Management;

•	Neither ShuBin Wang, Feng Gu, nor Dalian Vitup Healthcare will distribute any dividends without the prior written consent of Dalian Vitup Management; and
•
Dalian Vitup Management, and/or its designee, has an exclusive option to purchase all of ShuBin Wang and Feng Gu’s interest in Dalian Vitup Healthcare; such interest comprises 100% of the Dalian Vitup Healthcare.

Proxy Agreement. The Proxy Agreement, dated September 1, 2006, is by and among ShuBin Wang, Feng Gu and Dalian Vitup Management Holdings Co., Ltd. Pursuant to the terms of the Proxy Agreement:

•
ShuBin Wang and Feng Gu granted Dalian Vitup Management full power and authority regarding any matters that require shareholder action as a result of ShuBin Wang and Feng Gu’s ownership interest in Dalian Vitup Healthcare.

Consulting Agreement. The Consulting Agreement, dated September 1, 2006, is by and among Dalian Vitup Management, and Dalian Vitup Healthcare. Pursuant to the terms of the Consulting Agreement:

•
Dalian Vitup Management will provide exclusive consulting services for Dalian Vitup Healthcare regarding: 1) services relating to health management; 2) services relating to the associate products in health management; 3) staff training; and 4) all other services required by Dalian Vitup Healthcare.

•	Dalian Vitup Healthcare will pay Dalian Vitup Management a monthly consulting fee in an amount equal to 25% of the Company’s monthly pre-tax net income.

Dalian Zhongshan Vitup Clinic’s Property Rights and Interests Shift Contract (the “Shift Contract”). The Shift Contract, is by and among ShuBin Wang and Dalian Vitup Management Holdings Co., Ltd. Pursuant to the terms of the Shift Contract:

•
The parties agree and acknowledge that Dalian Zhongshan Vitup Clinic is not an independent entity and that its revenue and income shall be consolidated with the financial statements of Dalian Vitup Management Holdings Co., Ltd.

The foregoing description of the Clinic Agreements is qualified in its entirety by reference to the Loan Agreement, Share Pledge Contract, Exclusive Option Contract, Proxy Agreement, Consulting Agreement, and Shift Contract, which are attached hereto as Exhibits, 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6, respectively, and are herein incorporated by reference.

We believe that: (i) our corporate structure is in compliance with existing PRC Laws and regulations regarding foreign investment in the PRC medical industry; (ii) the contractual arrangements among Dalian Vitup Management, Dalian Vitup Healthcare, Dalian Vitup Clinic, ShuBin Wang and Feng Gu are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations described herein are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to our current opinion about the legality of our corporate structure. Furthermore, if the PRC government finds the agreements that establish the structure for operating our medical services business do not comply with PRC government restrictions on foreign investment in medical institutes, we could be subject to penalties.

Business of Issuer

As used in this Form 10-SB, unless otherwise specifically noted, from this point forward all references to the “Company,” “we,” “our” and “us” refer to China Vitup Nevada, China Vitup BVI, Dalian Vitup Management, Dalian Vitup Health Care, and the Dalian Zhongshan Vitup Clinic.

Currently, the majority of medical care services throughout the PRC are provided by government owned medical institutions and organizations which are often times overcrowded, under staffed, and under supplied. Consequently, there are a limited number of private institutions providing medical care to PRC citizens, particularly citizens within the middle class. The Company’s goal is to modernize the current healthcare industry in China by providing Chinese citizens with individualized healthcare services tailored specifically to their needs at private medical facilities throughout China. Due to the overcrowding and high patient to doctor ratio that exists within the state sponsored medical facilities throughout China, we believe that the rapidly increasing middle class of China is interested in seeking viable alternatives to state sponsored medical facilities. The Company aims to provide these individuals with an alternative to state sponsored medical facilities in the form of highly modern and upscale medical facilities where their clients can go to have their health monitored on a regular basis.

Currently, the Company offers integrated health management services designed specifically for the PRC population through its preventative care medical facility located in the city of Dalian, China. The Company’s health services offered at its medical facility includes physical examinations, health management plans, and guidance for medical treatment. The Company assists its patients in maintaining a healthy status by comprehensively monitoring, analyzing and evaluating the patients and by predicting various risk factors that affect the health and well being of its patients. In many instances the Company, as a primary checkup facility, will refer its patients to specialized hospitals and health facilities throughout the world which are equipped to treat the Company’s patient’s specific health problems and needs that the Company has identified through its comprehensive checkup and monitoring procedures.

The Company’s primary technique for evaluating and monitoring the health of its patients is through the implementation of its four-dimensional checkup model (the “Model”). The Company’s Model consists of a blend of standard western medical checkup procedures, psychological evaluations, traditional Chinese medical consultations, and nutritional evaluations. The western aspect of the Company’s Model utilizes standard western medical procedures to evaluate and monitor the health of the Company’s patients, including, but not limited to, the following checkup procedures: tumor screening, blood testing, ultra sound examinations, ophthalmic inspection, and oral cavity checkups. In addition to the western aspect of the Model, the Company performs comprehensive psychological tests on its patients to assist them in determining life orientation and career choices. The traditional Chinese medical aspect of the Model focuses on the utilization of standard Chinese medical methods to evaluate the health of its patients. The final component of the Model is the nutritional evaluation. The Company uses various advanced technologies to analyze its patients’ body composition and ultimately establish nutritional programs geared towards the prevention of potential health problems in the Company’s patients.

Currently, the Company operates a 24,200 square foot medical clinic and pharmacy in Dalian, China, and a mobile medical clinic which is based out of the medical facility located in Dalian. In conjunction with its operational medical facilities, the Company operates a 24 hour emergency medical hotline. Through this service the Company’s clients may call in for 24 hour assistance regarding any of their medical issues.

Additionally, as noted above, the Company also operates a referral program through which the Company refers existing patients to both domestic and international hospitals in the event that the Company’s clients are in need of medical services which are not provided by the Company at its medical clinic.

The Company has cooperative arrangements with several hospitals located throughout Beijing for the referral of the Company’s patients who are in need of medical services which are not provided by the Company at its medical clinic. In order to establish a cooperative relationship with a hospital, the Company executes a standard Cooperation Agreement which provides that: i) the hospital will provide high quality medical services to the Company’s clients; ii) the Company will provide all relevant medical information regarding the Company’s client to the hospital, which the hospital will keep confidential; and; iii) the Company will, based upon the fee-charging standard approved by the State, take responsibility for the payment of medical service expenses incurred by its client whom it referred to the hospital. The foregoing description of the Company’s standard Cooperation Agreement is qualified in its entirety by reference to the Cooperative Agreement which is attached hereto as Exhibit, 10.7, and is herein incorporated by reference. In addition to the cooperative arrangement with hospitals located in China, the Company has cooperative arrangements with the several international hospitals located in Japan for the referral of the Company’s patients.

The Company also maintains business offices in Japan, the United Kingdom, and Canada to facilitate the Company’s international patient referral program and promote the Company’s brand name to international businesses operating within the PRC, as well as assisting the Company with the acquisition and importation of medical equipment and products.

As noted above, the private healthcare industry is a small, but expanding, area of business in the PRC. We believe that by being one of the first private companies to offer specialized medical services, and thus firmly establishing ourselves within the market place, we will be able to effectively compete with any other private facilities in the healthcare industry. We believe that by relying on our advanced four dimensional checkup Model, we will be able to fill an existing void in the PRC healthcare system and provide the citizens of the PRC with an alternative to state sponsored medical facilities for their regular medical checkups. Furthermore, by establishing relationships with existing health facilities, we will be able to effectively and efficiently refer our patients to more advanced treatment centers to accommodate all of our patients’ medical needs.

Within the next three years, our objective is to establish several additional medical clinics throughout China through which we are able to provide high quality medical care to Chinese citizens. We currently have plans to establish medical clinics in the following cities, in the following order: 1) Beijing; 2) Shenyang; 3) a second facility in Beijing; 4) Xi’an; 5) Changchun; 6) Shanghai; 7) Shenzhen; 8) Guangzhou; 9) Chengdu; 10) Chongqing; and 11) Qingdao.

To facilitate our growth strategy, we have established a corporate headquarters and management team in Beijing to make the necessary preparations for the establishment of the additional medical facilities throughout China. The management team will work to establish standards for all of our facilities and to create and implement a unified employee orientation and training program. The management team located in Beijing will supervise the development of all additional facilities.

Customers and Marketing

Customers

Due to the overcrowding and high patient to doctor ratio that exists within the state sponsored medical facilities throughout China, we believe that the rapidly increasing middle class of China is interested in seeking viable alternatives to state sponsored medical facilities. The Company aims to provide these individuals with an alternative to state sponsored medical facilities in the form of highly modern and upscale medical facilities where their clients can go to have their health monitored on a regular basis. Additionally, the Company aims to establish a venue whereby Chinese citizens can establish and maintain lasting relationships with primary care physicians.

The Company’s current customers, all of whom are discussed in detail below, are composed mainly of the following: i) Enterprises; ii) Government Agencies,; iii) Financial Agencies & Insurance Companies, iv) Members; and v) Individuals.

Enterprises. The Company has established relationships with various business enterprises in China, both national and international. These enterprises have enlisted the services of the Company to have the Company provide health checkups for the enterprises’ employees. The fees relating to the checkups performed by the Company are paid by the enterprises themselves on an annual basis. As the Company expands, it intends to solidify existing relationships, as well as establish new relationships, with other business enterprises in an effort to provide for the healthcare needs of business enterprises throughout China.

Government Agencies. A significant percentage of civil servants in China are required to have annual routine health checkups. The Company has established relationships with various governmental agencies through which the agencies have agreed to designate the Company as the medical checkup institute to perform the annual exams on the respective agencies’ employees. The government agencies pay an annual fee for this service. The Company currently has approximately 40 governmental agencies that it works with through its Dalian Clinic.

Financial Agencies & Insurance Companies. The Company cooperates with various financial agencies and life insurance companies to provide the standard health checkup the financial agencies employees and the necessary medical checkup that all potential life insurance candidates must undergo prior to entering into a life insurance contract. The financial agencies and insurance companies pay all of the checkup expenses. These expenses are paid on a case-by-case basis at the time the checkup is performed.

Members. Members are identified as patients who have enlisted the services of the Company to monitor their health for a prolonged period. The Members pay a flat fee which entitles the Members to access to the Company’s medical services for a prescribed period, including an annual check-up. The Company has identified Members as one of its most lucrative potential client bases. As such, the Company intends to focus significant efforts in rapidly increasing the number of Members of the Company. The Company currently offers the following types of membership packages:

(1) The Diamond Package - The Diamond Package entitles the Member to medical services and health monitoring by the Company at a price of US $13,333.00;

(2) The Platinum Package - The Platinum Package entitles the Member to medical services and health monitoring by the Company at a price of US $6,666.00; and

(3) The Gold Package - The Gold Package entitles the Member to medical services and health monitoring by the Company at a price of US $1,333.00.

The Company currently has approximately 693 Members in its Dalian Clinic.

Individuals. Individuals are classified as patients who have come to the clinic for a one-time health checkup. The Company offers a variety of Individual Checkup Packages depending upon the Individual’s age. The Company currently has approximately 3,140 individuals who have participated in a one-time checkup.

For the fiscal year that ended December 31, 2006, the foregoing customers accounted for the following percentages of the Company’s revenues from its business operations conducted at its medical clinic located in Dalian: Individuals and Members - 32%; Enterprises - 30%; Government Agencies - 22%; Insurance Companies - 8%; and Member families - 8%.

For the fiscal period that ended September 30, 2007, the foregoing customers accounted for the following percentages of the Company’s revenues from its business operations conducted at its medical clinic located in Dalian: Individuals and Members - 25%; Enterprises - 63%; Government Agencies - 7%; Insurance Companies - 2%; and general treatment - 3%.

Marketing

The Company intends to promote and market its brand name and services offered at its operational clinic in Dalian, as well as its future clinics through: 1) billboard advertisements on major arterial roads; 2) television advertisements; 3) newspaper and print advertisements; 4) electronic advertisements on the internet and the Company’s website; 5) large public events promoting the various clinics and services that are offered; 6) distribution of promotional literature promoting and advertising the clinics; and 7) and foreign advertising.

Competition

Currently, the majority of medical care services throughout the PRC are provided by government owned medical institutions and organizations which are often times overcrowded, under staffed, and under supplied. Consequently, there are a limited number of private institutions providing medical care to PRC citizens, particularly citizens within the middle class. The Company’s goal is to modernize the current healthcare industry in China by providing Chinese citizens with individualized healthcare services tailored specifically to their needs at private medical facilities throughout China.

As noted above, the Company’s only operational medical clinic is located in the city of Dalian. Currently, within the four districts of Dalian there are 12 state sponsored hospitals and one state sponsored medical check-up facility. With the exception of the Company’s clinic in Dalian, there are no other private medical facilities in the city. We are the only provider of private doctor healthcare management in Dalian. By being the first to the market and by establishing ourselves as the preeminent private medical checkup facility in both Dalian, and throughout China, we believe that we can overcome any competition that we may face from other private medical checkup facilities.

Intellectual Property

The Company does not own any trademarks or patents on any of the products that is sells, or methods that it utilizes in its medical clinics. There may be patents issued or pending that are held by others and cover significant parts of our business methods or services. We cannot be certain that our products or business methods do not or will not infringe on any valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims, from time to time, relating to the intellectual property of others in the ordinary course of our business.

In addition, we may license products or technology from third parties. The market is evolving and we may need to license additional products or technologies to remain competitive. We may not be able to license these products or technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology or products into our services. Our inability to obtain any of these licenses could delay our business development until alternative technologies can be identified, licensed and integrated.

Governmental Regulations

Our operations are subject to and affected by various PRC, provincial, and local laws and regulations. These laws and regulations include those related to the areas of health, medicine, foreign investment, foreign trade, economic cooperation, Chinese-foreign joint ventures, employment, zoning, land use, tax, safety, intellectual property, and advertising, among others. Government regulation could materially and adversely affect our business and operation and may substantially increase the cost of providing our services.
In particular, our operations are subject to various regulations related to the administration of medical institutions. On the national level, The State Council Public Health Administrative Department supervises and administers medical institutions, while the Public Health Administrative Department of Local People’s Government above county level supervises and administers medical institutions located in its administrative jurisdiction. Our operations will need to comply with all regulations promulgated by each administrative organization, including the Program for the Establishment of Medical Institutions by the Public Health Administrative Department of Local People’s Government above county level, which must be integrated into Local Public Health Development Programs. Changes in these regulations may increase the cost of providing our services.

Employees

The Company currently has seventy (70) full-time employees. Thirty-two (32) of the current employees hold medical degrees from universities throughout China.

Reports to Security Holders

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549 at prescribed rates. The public could obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov. We are not required to deliver copies of our annual report to our security holders. In addition, we do not voluntarily provide our annual reports to our security holders.

ITEM 1A. RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING OUR BUSINESS BEFORE PURCHASING ANY OF OUR SHARES OF COMMON STOCK. NO PURCHASE OF OUR COMMON STOCK SHOULD BE MADE BY ANY PERSON WHO IS NOT IN A POSITION TO LOSE THE ENTIRE AMOUNT OF HIS INVESTMENT. THE ORDER OF THE FOLLOWING RISK FACTORS IS PRESENTED ARBITRARILY. YOU SHOULD NOT CONCLUDE THE SIGNIFICANCE OF A RISK FACTOR BECAUSE OF THE ORDER OF PRESENTATION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. OUR BUSINESS AND OPERATIONS COULD BE SERIOUSLY HARMED AS A RESULT OF THESE RISKS.

Risks Relating to Our Business:

We have a limited operating history, and it is difficult to evaluate our financial performance and prospects. There is no assurance that we will achieve profitability or that we will not discover problems with our business model.

The Company’s operating affiliate has a limited operating history. As such, it is difficult to evaluate the Company’s future prospects and performance, and therefore we cannot ensure that the Company will operate profitably in the future.

We have limited funds available for operating expenses. If we do not obtain funds when needed, we will have to cease our operations.

Currently, we have limited operating capital. As of September 30, 2007, our cash available was approximately $145,042. In the foreseeable future, we expect to incur significant expenses when developing our business. We may be unable to locate sources of capital or may find that capital is not available on terms that are acceptable to us to fund our additional expenses. There is the possibility that we will run out of funds, and this may affect our operations and thus our profitability. If we cannot obtain funds when needed, we may have to cease our operations.

We depend on attracting and retaining qualified employees, the failure of which could result in a material decline in our revenues.

We are a provider of healthcare services. Our revenues and future growth depend on our ability to attract and retain qualified employees. This is especially crucial to our business, as these employees will generate revenue by providing the services that are the staple product that we offer. We may face difficulties in recruiting and retaining sufficient numbers of qualified employees because the market may not have enough personnel of such kind. In addition, we compete with other companies for qualified employees. If we are unable to retain such employees, we could face a material decline in our revenue.

We derive all of our revenue from our treatment facility that is located in China, which makes us particularly sensitive to regulatory and economic conditions in those cities where our facilities are, or will be located.

For the year ended September 30, 2007, our facility in Dalian, China accounted for 100% of our total revenue. If our treatment facility is adversely affected by changes in regulatory and economic conditions within Dalian, our revenue and profitability may decline.

We may have difficulty opening new medical facilities and operating them profitably. We have limited experience in opening new treatment facilities. If we are unable to execute our strategy, our growth may be restrained and our operating results could be adversely affected.

Our growth strategy includes developing and opening new medical facilities throughout China, and, to date, we have limited experience in opening new treatment facilities. Planning and opening new treatment facilities can be complex and may be delayed, and, in some circumstances, prevented, by a variety of forces, including local zoning and land use regulation, health facility licensing, community opposition and other political issues. Healthcare laws and other rules and regulations may also impede or increase the cost of opening new facilities. If we are unable to open new treatment facilities on time and on budget, our rate of growth and operating results may be adversely affected.

Even if we are able to open new treatment facilities, we may not be able to staff them. In addition, there can be no assurance that, once completed, new treatment facilities will be able to generate operating profits. Developing new facilities involves significant upfront capital investment and expense and, if we are unable to attract patients quickly and/or enter into contracts or extend our existing contracts with third party payors for these facilities, these facilities may not be profitable and our operating results could be adversely affected.

If we fail to cultivate new or maintain established relationships with patient referral sources, our revenue may decline.

Our ability to grow or maintain our existing level of business depends significantly on our ability to establish and maintain close working relationships with patient referral sources. We may not be able to maintain our existing referral source relationships or develop and maintain new relationships in existing or new markets. If we lose existing relationships with our referral sources, the number of patients we treat may decline, which may adversely affect our revenue. If we fail to develop new referral relationships, our growth may be restrained.

If we fail to implement our business strategy, our business, financial condition and results of operations could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. We may not be able to implement our business strategy successfully or achieve the anticipated benefits of our business plan. If we are unable to do so, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all.

Our success depends on our ability to manage growth effectively. If we do not manage growth effectively, we may not be able to maintain profitability.

Even if we are successful in obtaining new business, failure to manage our growth could adversely affect our financial condition. We may experience extended periods of very rapid growth. If we are not able to manage our growth effectively, our business and financial condition could materially suffer. Our growth may significantly strain our managerial, operational and financial resources and systems. To manage our growth effectively, we will have to continue to implement and improve our operational, financial and management controls, reporting systems and procedures. In addition, we must effectively expand, train and manage our employees. We will be unable to manage our businesses effectively if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. We may not be able to manage our growth and a failure to do so could have a material adverse effect on our business.

Risks Relating to Our Corporate Structure:

If the PRC government finds that the agreements that establish the structure for operating our business operations within the PRC do not comply with PRC governmental regulations on foreign investment in the medical industry, we could be subject to penalties. Such penalties may impact our ability to maintain profitability.

All of our operations relating to our medical facility located in Dalian are conducted through Dalian Vitup Management, our wholly-owned subsidiary and through our contractual arrangements with Dalian Vitup Healthcare and the Dalian Vitup Clinic, our affiliated entities in the PRC. If we or our operating subsidiaries or affiliates are found to be in violation of any existing or future PRC laws or regulations, we could be subject to severe penalties, including but not limited to: (i) revocation of the business and operating licenses of our PRC subsidiary and affiliates; (ii) discontinuing or restricting our PRC subsidiary and affiliates’ operations; (iii) imposition of conditions or requirements with which we or our PRC subsidiary and affiliates may not be able to comply; (iv) requirement that we or our PRC subsidiary and affiliates restructure the relevant ownership structure or operation; and (v) restriction or prohibition on our use of the proceeds of our business operations to further finance our operations in the PRC.

We rely on contractual arrangements with our PRC operating affiliates and their shareholders for our PRC operations with regards to our facility in Dalian, which may not be as effective in providing operational control as direct ownership. If we cannot maintain these arrangements, we may have to cease operations.

We rely on contractual arrangements with our PRC operating affiliate and their shareholders to operate our business through our medical clinic located in Dalian, China. These contractual arrangements may not be as effective in providing us with control over Dalian Vitup Healthcare or the Dalian Vitup Clinic as direct ownership. Under the current contractual arrangements, if our PRC operating affiliates or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements and rely on legal remedies available under PRC law, which may not be effective to allow us to maintain our business operations. Additionally, many of these contractual arrangements are governed by PRC law and, accordingly, will be interpreted in accordance with PRC law, and any disputes would be resolved according to PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities. Such scrutiny may lead to additional tax liability and fines, which would hinder our ability to achieve or maintain profitability.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and affiliated entities are found not to be on an arm’s-length basis or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our business, financial condition, results of operations, and prospects are subject, to a significant extent, to economic, political and legal developments in the PRC.

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in the PRC, our liquidity and access to capital, and our ability to operate our business.

Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over its economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of the PRC’s economy. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

The PRC legal system embodies uncertainties which could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation has been significantly enhanced protections afforded to various forms of foreign investment in the PRC. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, because PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. Also, intellectual property rights and confidentiality protections in the PRC may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the medical industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

U.S. investors may experience difficulties in attempting to enforce judgments based upon U.S. federal securities laws against us and our non-U.S. resident director.

All of our operations and our assets are located outside the United States. In addition, all of our officers and directors are foreign citizens. As a result, it may be difficult or impossible for U.S. investors to enforce judgments of U.S. courts for civil liabilities against any of our individual directors or officers.

Risks Relating to Our Common Stock

Resale of our shares may be difficult because there is not an active trading market for our shares, and it is possible that no market will develop. This may reduce or limit the potential value of our shares.

Our shares are currently approved for quotation on the pink sheets under the trading symbol CVPH. However, there is not currently an active trading market for our shares of common stock, and there is no assurance that such a public market will develop in the future. Even in the event that such a public market does develop, there is no assurance that it will be maintained or that it will be sufficiently active or liquid to allow shareholders to easily dispose of their shares. The lack of a public market or the existence of a public market with little or no activity or liquidity is likely to reduce or limit the potential value of our shares.

Offers or availability for sale of a substantial number of shares of the Company’s common stock may cause the price of the Company’s common stock to decline.

If the Company’s stockholders sell substantial amounts of common stock in the public market, upon the expiration of any statutory holding period, under Rule 144, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of the Company’s common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult the Company’s ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that the Company deems reasonable or appropriate.

The Company’s stock price may be volatile.

The market price of the Company’s common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond the Company’s control, including the following:

•	Additions or departures of key personnel;
•	Sales of the common stock;
•	The Company’s ability to execute its business plans;
•	Operating results that fall below expectations;
•	Industry developments;
•	Economic and other external factors; and
•	Period-to-period fluctuations in the Company’s financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company’s common stock.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

China Vitup Nevada offers integrated health management services designed specifically for the PRC population through its preventative care medical facility located in the city of Dalian, China. The Company’s health services offered at its medical facility includes physical examinations, health management plans, and guidance for medical treatment. The Company assists its patients in maintaining a healthy status by comprehensively monitoring, analyzing and evaluating the patients and by predicting various risk factors that affect the health and well being of its patients. In many instances the Company, as a primary checkup facility, will refer its patients to specialized hospitals and health facilities throughout the world which are equipped to treat the Company’s patient’s specific health problems and needs that the Company has identified through its comprehensive checkup and monitoring procedures.

Within the next three years, it is our objective is to establish an additional eleven medical clinics throughout China through which we are able to provide high quality medical care to Chinese citizens. We will model our clinics after the clinic that we currently operate in Dalian. We anticipate establishing medical clinics in the following cities, in the following order: 1) Beijing; 2) Shenyang; 3) a second clinic in Beijing; 4) Xi’an; 5) Changchun; 6) Shanghai; 7) Shenzhen; 8) Guangzhou; 9) Chengdu; 10) Chongqing; and 11) Qingdao.

Results of Operations

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operation and financial condition for the fiscal year ended December 31, 2006 and for the period ended September 30, 2007. The following discussion should be read in conjunction with the Financial Statements and related Notes appearing elsewhere in this Form 10-SB.

Our financial statements are stated in U.S. Dollars and are prepared in accordance with Generally Accepted Accounting Principles or GAAP.

Results of Operations for the Nine Month Period Ended September 30, 2007 Compared to the Nine Month Period Ended September 30, 2006

Revenues. During the period nine month period ended September 30, 2007, the Company had operating revenues of $1,322,231, as compared to revenues of $126,343 during the nine months ended September 30, 2006. This increase is attributable to the establishment and growth of our business operations at our medical clinic in Dalian, China.

Costs of Revenue. The cost of revenue for the nine month period ended September 30, 2007 was $514,143, as compared to $23,743 for the nine month period ended September 30, 2006. This increase is attributable to the establishment and growth of our business operations at our medical clinic in Dalian, China.

Operating Expenses. Operating expenses for the nine month period ended September 30, 2007 were $625,850. Of this, $243,981 was allocated to depreciation, $48,981 was allocated to stock-based compensation, $298,779 was used in general and administrative expenses, and $34,109 was used for rental expenses. Our operating expenses for the nine month period ended September 30, 2006 as $101,867. Of this, $12,215 was allocated to depreciation and $89,652 was used in general and administrative expenses.

Net Income. The Company had a net income for the nine months ended September 30, 2007 of $141,784, as compare to a net loss of $9,235 for the nine months ended September 30, 2006.

Results of Operations for the period ended December 31, 2006

Revenues. During the fiscal year ended December 31, 2006, the Company had $991,679 in operating revenues.

Costs of Revenue. The cost of revenue for the fiscal year ended December 31, 2006 was $192,673.

Operating Expenses. Operating expenses for the fiscal year ended December 31, 2006 were $424,670. Of this, $116,879 was allocated to depreciation, $285,443 was used in general and administrative expenses, and $22,348 was used for rent expenses.

Net income. Net income for the fiscal year ended December 31, 2006 was $343,493.

Liquidity and Capital Resources

The Company anticipates that the existing cash and cash equivalents on hand, together with the net cash flows generated from its business activities will be sufficient to meet the working capital requirements for the on-going projects and to sustain the business operations for the next twelve months.

As of September 30, 2007, our condensed unaudited balance sheet reflects that we have cash and cash equivalents of $145,042, total current assets of $671,804, and total assets of $2,229,902. Our condensed unaudited balance sheet reflects that, as of September 30, 2007, we have total current liabilities of $596,461, total liabilities of $596,461, and total stockholders’ equity $1,633,441. Net cash provided by operating activities was $572,743 for the nine months ended September 30, 2007. Net cash used in investing activities for the nine months ended September 30, 2007 was $(1,021,598).

ITEM 3. DESCRIPTION OF PROPERTY

Medical Clinic - The Company currently operates a 24,200 square foot medical clinic and pharmacy in Dalian, China. The Company leases the space in which it operates its medical clinic from ShuBin Wang, a director and principal shareholder of the Company. On January 12, 2004, the Company’s operating affiliate, Dalian Vitup Healthcare entered into a House Lease Agreement with Shubin Wang for the lease of the premises housing its medical clinic. Pursuant to the terms of the House Lease Agreement, the Company leased the property located at No. 10-1-3-2(03), Ming Ze Yuan, Dalian City, China for a period of 15 years at an annual rental rate of RMB 100,000 (approximately US $13,835.30). The foregoing description of the House Lease Agreement is qualified in its entirety by reference to the House Lease Agreement which is attached hereto as Exhibit 10.8, and is herein incorporated by reference.

Mobile Medical Check-up Facility - The Company operates a mobile medical check-up facility which is based at its facility in Dalian. The mobile medical facility is located in a converted passenger bus and is designed to provide the Company with the ability to offer its medical check-up services on sight at its various customers’ business operations and factories. The mobile clinic contains a variety of modern medical equipment.

Equipment - Within our medical facilities and mobile medical clinic, the Company owns and utilizes a variety of modern medical devices for diagnosis and treatment, including, but not limited to: a) a Quantum Resonance Spectrometer; b) an Acuson Aspen Siemens Color Ultrasound System; c) an Osteospace; d) a Body Composition Analyzer; e) a Blood Lead Detector; f) a Remote Control X-Ray System; g) an Automatic Biochemical Analyzer; and h) a Japanese Full Automatic Blood Cell Counter.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 25, 2008, the ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its common stock. Except as otherwise noted, each person listed below is a sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrants or other right to acquire additional securities of the Company except as may be otherwise noted.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of Class

Common	ShuBin Wang (1)(2) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China	8,560,656	57.1%

Common	Feng Gu (1)(3) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China	8,560,656	57.1%

Common	Mr. Xun Yuan (1) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China	0	0.0%

Common	Mr. Laifu Zhong (1) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China	0	0.0%

Common	Mr. Liming Gong (1) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China	0	0.0%

Common	Ms. Yan Zheng (1) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China	0	0.0%

Common	Dr. JuKun Huang (1) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China	0	0.0%

Common	All Directors and Officers as a Group (7 in total)	8,560,656	57.1%

(1)	Officer or Director of the Company
(2)	This figure includes 3,392,865 shares owned directly by Feng Gu, ShuBin Wang’s wife, of which ShuBin Wang may be deemed to be the beneficial owner.
(3)	This figure includes 5,167,791 shares owned directly by ShuBin Wang, of which Feng Gu may be deemed to be the beneficial owner.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors, Executive Officers and Significant Employees

The respective positions and ages of our directors and executive officers and the year in which each director was first elected are shown in the following table. Each director has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

Name	Age	Position	Director or Officer Since

Mr. ShuBin Wang	42	Director	October 2006

Ms. Feng Gu	43	Director, Chief Executive Officer	October 2006

Mr. Xun Yuan	52	Director	October 2006

Mr. Laifu Zhong	66	Director	October 2006

Mr. Liming Gong	61	Director	October 2006

Ms. Yan Zheng	37	Chief Financial Officer	October 2006

Dr. Huang JuKun	36	Chief Medical Director	January 2007

Biographical Information

Mr. ShuBin Wang. Mr. ShuBin Wang (“Mr. Wang”) has been the Chairman of the Board of Directors (the “Board”) of China Vitup Nevada since October 2006. His primary responsibility is the general management of the Board. Prior to beginning his tenure as the Chairman of the Board, Mr. Wang co-founded Dalian Vitup Healthcare in 2004, where he worked until 2006. Dalian Vitup Healthcare is the primary business operation of China Vitup Nevada. In 1998, Mr. Wang founded a chain of Herbal Pharmacy stores located throughout China, which he actively managed until 2004. From 1994 to 1998, Mr. Wang served as the manager of PACC (Pingan) Insurance, where he oversaw the company’s operations. Mr. Wang holds a Master of Business Administration from the Dalian University of Science and Technology, located in Dalian City in the Liaoning Province of the PRC.

Ms. Feng Gu. Ms. Feng Gu (“Ms. Gu”) has been the Chief Executive Officer (“CEO”) and a Director of China Vitup Nevada since October 2006. In addition to serving in her various capacities for China Vitup Nevada, Ms. Gu also oversees and operates Dalian Vitup Healthcare as a director and CEO, which she co-founded in 2004. Prior to joining Dalian Vitup Healthcare, Ms. Gu worked as an Inspector for the Dalian Provincial Government from 1994 to 2004. Prior to holding that position, she served as an Inspector of the Jilin Provincial Government from 1986 to 1994. Ms. Gu holds a Law Degree from the Chang Chun University.

Mr. Xun Yuan. Mr. Xun Yuan (“Mr. Yuan”) has been a Director of China Vitup Nevada since October 2006. In addition to serving on the Board, from 1995 to the present, Mr. Yuan has served as the Deputy President of Dalian University located in Dalian, China. Prior to becoming the Deputy President, from 1987 to 1995 Mr. Yuan served as the Section Chief of the Education Administration at the Medical College of Dalian University. Additionally, Mr. Yuan served as a Teacher at the Dalian Hygiene School from 1983 to 1987. He holds a Medical Degree from the China Medical University.

Mr. Laifu Zhong. Mr. Laifu Zhong (“Mr. Zhong”) has been a Director of China Vitup Nevada since October 2006. In addition to serving on the Board, from 1974 to the present, Mr. Zhong has been a Professor of Preventative Medicine at the Dalian Medical University located in Dalian, China. He also serves as the Chief of the Sino-Japanese Cooperation Medicament Science Research Institute at the Dalian University.

Mr. Liming Gong. Mr. Liming Gong (“Mr. Gong”) has been the President and a Director of China Vitup Nevada since October 2006. In addition to serving on the Board, from 1995 to the present, Mr. Gong has been the President at the Dalian Medical University, located in Dalian, China. Prior to becoming the President at the Dalian Medical University, Mr. Gong served as the Deputy Chief of the Dalian Education Bureau from 1990 to 1995. He holds a Bachelors Degree from the Liaoning Normal University.

Ms. Yan Zheng. Ms. Yan Zheng (“Ms. Zheng”) has been the Chief Financial Officer (“CFO”) of China Vitup Nevada since October 2006. Prior to joining China Vitup Nevada, Ms. Zheng worked from 2005 to 2006 as the CFO of Dalian Panissoni, a software engineering company. Additionally, from 2001 to 2005 she was the Financial Inspector General of Dalian Content Austria Health Management. Ms. Zheng has a Master’s Degree in accounting from the Dalian Northeast Finance and Economics University.

Mr. Huang JuKun. Mr. Huang JuKun (“Mr. Huang”) has been the Chief Medical Officer of China Vitup Nevada since January 2007. Prior to joining China Vitup Nevada, Mr. Huang worked as an advisor in the Academic Development Department of Xinyi Corp. from March 31, 2007 to May 21, 2007. From August 21, 2001 to March 31, 2007, Mr. Huang served as the President of The Qigong Institute of Traditional Chinese Medicine.

Family Relationships

Mr. ShuBin Wang, chairman of the Board, is married to Ms. Feng Gu, director and CEO of China Vitup Nevada. Aside from the foregoing, there are no family relationships between any of the current directors or officers of the Company.

Involvement in Certain Legal Proceedings

None of our officers, directors, promoters or control persons has been involved in the past five (5) years in any of the following:

(1)	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)
Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

Directorships

None of the Company’s executive officers or directors is a director of any company with a class of equity securities registered pursuant to Section 12 of the Securities exchange Act of 1934 (the “Exchange Act”) or subject to the requirements of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth executive compensation for fiscal years ended 2007 and 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Award(s) ($)	Non-Equity Incentive Plan Compensation (#)	Change in Pension Value and Non-qualified Compensation Earnings ($)	All other Compensation ($)	Total ($)

ShuBin Wang	2007 2006	$7,200 $1,440	-- --	-- --	-- --	-- --	-- --	-- --	$10,800(1) $5,040(1)

Feng Gu, Chief Executive Officer	2007 2006	$10,000 $2,001	-- --	-- --	-- --	-- --	-- --	-- --	$13,600(2) $5,601(2)

Zheng Yan, Chief Financial Officer	2007 2006	$10,000 $2,001	-- --	-- --	-- --	-- --	-- --	-- --	$10,000(3) $2,001 (3)

Huang Jukun, Chief Financial Officer	2007 2006	$10,000 --	-- --	-- --	-- --	-- --	-- --	-- --	$10,000(4) --

(1)
This figure includes compensation paid to Shubin Wang for work performed as a director of China Vitup Nevada and work performed as the President of the Board of Dalian Vitup Management Holdings Co., Ltd., our subsidiary.

(2)
This figure includes compensation paid to Feng Gu for work performed as a director of China Vitup Nevada and work performed as the Chief Executive Officer of Dalian Vitup Management Holdings Co., Ltd., our subsidiary.

(3)	This figure includes compensation paid to Zheng Yan for work performed as the Chief Financial Officer of Dalian Vitup Management Holdings Co., Ltd, our subsidiary.
(4)	This figure includes compensation paid to Huang Jukun for work performed as the Chief Executive Officer of Dalian Vitup Management Holdings Co., Ltd., our subsidiary.

Employment Agreements

We do not have signed employment agreements with our officers. We provide our officers with retirement benefits as required under PRC law. We do not have any agreements for compensation of officers after their resignation or retirement.

Subsidiary Employment Agreements

The Company’s subsidiary Dalian Vitup Management Holdings Co., Ltd. has entered into employment agreements with its executive officers. The following discussion identifies and summarizes the employment agreements that Dalian Vitup Management has entered into with its executive officers:

Senior Management Staff Employment Contract - On September 1, 2006 Dalian Vitup Management Holdings Co., Ltd entered into a five year employment contract with Mr. ShuBin Wang, pursuant to which, Dalian Vitup Management Holdings Co., Ltd. agreed to employ Mr. Wang as the President of the Board of Dalian Vitup Management Holdings Co., Ltd. Pursuant to the terms of the agreement, Mr. Wang is paid an annual salary of US $7,200 for his services as the President / Chairman of the Board. The foregoing description of the Senior Management Staff Employment Contract with Shubin Wang is qualified in its entirety by reference to the agreement which is attached hereto as Exhibit, 10.9 and is herein incorporated by reference.

Senior Management Staff Employment Contract - On September 1, 2006 Dalian Vitup Management Holdings Co., Ltd entered into a five year employment contract with Ms. Feng Gu, pursuant to which Dalian Vitup Management Holdings Co., Ltd. agreed to employ Ms. Gu as the Chief Executive Officer of Dalian Vitup Management Holdings Co., Ltd . Pursuant to the terms of the agreement, Ms. Gu is paid an annual salary of US $10,000 for her services as the Chief Executive Officer. The foregoing description of the Senior Management Staff Employment Contract with Feng Gu is qualified in its entirety by reference to the agreement which is attached hereto as Exhibit 10.10 and is herein incorporated by reference.

Senior Management Staff Employment Contract - On September 1, 2006 Dalian Vitup Management Holdings Co., Ltd. entered into a five year employment contract with Ms. Zheng Yan, pursuant to which Dalian Vitup Management Holdings Co., Ltd. agreed to employ Ms. Yan as the Chief Financial Officer of Dalian Vitup Management Holdings Co., Ltd. Pursuant to the terms of the agreement, Ms. Yan is paid an annual salary of US $10,000 for her services as the Chief Financial Officer. The foregoing description of the Senior Management Staff Employment Contract with Zheng Yan is qualified in its entirety by reference to the agreement which is attached hereto as Exhibit 10.11, and is herein incorporated by reference.

Senior Management Staff Employment Contract - On September 1, 2006 Dalian Vitup Management_ Holdings Co., Ltd entered into a five year employment contract with Mr. Huang Jukun, pursuant to which Dalian Vitup Management Holdings Co., Ltd. agreed to employ Mr. Jukun as the Chief Medical Officer of Dalian Vitup Management Holdings Co., Ltd. Pursuant to the terms of the agreement, Mr. Jukun is paid an annual salary of US $10,000 for his services as the Chief Medical Officer. The foregoing description of the Senior Management Staff Employment Contract with Huang Jukun is qualified in its entirety by reference to the agreement which is attached hereto as Exhibit 10.12, and is herein incorporated by reference.

Stock Option Plans

No member of our Company's management has been granted any stock option or stock appreciation right.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from our Company, with respect to any person named in the Summary Compensation Table set out above which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person's employment with our Company or its subsidiaries, or any change in control of our Company, or a change in the person's responsibilities following a change in control of our Company.

Future compensation of officers will be determined by the board of directors based upon the financial condition and performance of the Company, the financial requirements of the Company, and individual performance of each officer.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Director Compensation

Our Company's directors are paid the equivalent of US $3,600.00 per year as compensation for services they provide as directors of the Company. Except as identified in the chart below, no additional amounts are payable to our Company's directors for committee participation or special assignments.

The following table sets forth the compensation of our directors for the past year:

Name and Principal Position	Fees Earned And Paid in Cash ($)	Stock Award(s) ($)	Option Award(s) ($)	Non-Equity Incentive Plan Compensation (#)	Change in Pension Value and Non-qualified Compensation Earnings ($)	All other Compensation ($)	Total ($)

Shubin Wang	$3,600	$32,654(2)	--	--	--	--	$36,254

Feng Gu	$3,600	--	--	--	--	--	$13,600(1)

Xun Yuan	$3,600	--	--	--	--	--	$3,600

Laifu Zhong	$3,600	--	--	--	--	--	$3,600

Mr. Liming Gong	$3,600	--	--	--	--	--	$3,600

(1)	This amount includes the $10,00 paid to Feng Gu for her duties as an officer of the Company.
(2)	This amount represents 32,654 shares of the Company’s common stock that was issued in exchange for services rendered, which services were valued at $32,654.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are transactions with related persons:

Dalian Vitup Clinic

As indicated above, China Vitup BVI owns 100% of Dalian Vitup Management Holdings Co. Ltd., a foreign owned limited corporation registered under the laws of the PRC. Due to PRC law relating foreign investment in medical clinics, Dalian Vitup Management carries on its business operations through a series of exclusive contractual agreements with itself, Dalian Vitup Healthcare Management Co. Ltd., and the shareholders of Dalian Vitup Healthcare, ShuBin Wang and Feng Gu. The specific contractual agreements that allow us to exert effective control over Dalian Vitup Healthcare and its affiliates and share in a substantial portion of the economic benefits of the business activities of Dalian Vitup Healthcare and its affiliates are as follows: 1) a Loan Agreement; 2) a Share Pledge Contract; 3) an Exclusive Option Contract; 4) a Proxy Agreement; 5) a Consulting Agreement; and 6) a Shift Contract (collectively referred to as the “Clinic Agreements”). The following is a summary of these agreements, all of which are filed herewith as exhibits to this Form 10-SB:

Loan Agreement. The Loan Agreement, dated September 1, 2006, is by and among Dalian Vitup Management Holdings Co., Ltd., ShuBin Wang and Feng Gu. The Loan Agreement was made for the purposes of forming and capitalizing Dalian Vitup Healthcare and to implement the contractual arrangements in our corporate structure. Pursuant to the terms of the Loan Agreement:

•	Dalian Vitup Management loaned Shubin Wang and Feng Gu RMB 8,000,000 (approximately US $1,104,118);
•	The loan is a non-interest bearing loan that is payable at will by ShuBin Wang and Feng Gu;

•	The loan is secured by ShuBin Wang and Feng Gu’s shares of stock in Dalian Vitup Healthcare through the Share Pledge Contract discussed below; and
•
Dalian Vitup Management may demand full payment on the loan if any of the following occur: i) ShuBin Wang or Feng Gu are fired or dismissed from Dalian Vitup Management or any of Dalian Vitup Management’s affiliates; ii) either ShuBin Wang or Feng Gu die or become incapacitated; iii) either ShuBin Wang or Feng Gu engage in or are involved in criminal conduct; iv) any third party files a claim against ShuBin Wang or Feng Gu in excess of RMB 100,000 (approximately US $13,215); or v) Dalian Vitup Management chooses to exercise its right to purchase the shares of Dalian Vitup Healthcare pursuant to its rights under the Exclusive Option Contract, which is more fully described below.

Share Pledge Contract. The Share Pledge Contract, dated September 1, 2006, is by and among Dalian Vitup Management Holdings Co., Ltd., ShuBin Wang, Feng Gu, and Dalian Vitup Healthcare Management Co., Ltd. Pursuant to the terms of the Share Pledge Contract:

•
ShuBin Wang and Feng Gu have pledged all of their equity interest in Dalian Vitup Healthcare, which amounts to 100% of Dalian Vitup Healthcare, to Dalian Vitup Management to secure their obligations under the relevant contractual control agreements, including but not limited to, their repayment obligations under the Loan Agreement;

•
ShuBin Wang and Feng Gu have each agreed not to transfer, sell, pledge or otherwise dispose of or create any encumbrance on their equity interest in Dalian Vitup Healthcare without the consent of Dalian Vitup Management;

•	The Share Pledge Contract terminates upon ShuBin Wang and Feng Gu’s fulfillment of their respective obligations under the Loan Agreement.

Exclusive Option Contract. The Exclusive Option Contract, dated September 1, 2006, is by and among Dalian Vitup Management Holdings Co., Ltd., ShuBin Wang, Feng Gu, and Dalian Vitup Healthcare Management Co., Ltd. Pursuant to the terms of the Exclusive Option Contract:

•
Neither ShuBin Wang, Feng Gu, nor Dalian Vitup Healthcare may enter into any transaction that could materially affect Dalian Vitup Healthcare’s assets, liabilities, equity or operations without the prior written consent of Dalian Vitup Management;

•	Neither ShuBin Wang, Feng Gu, nor Dalian Vitup Healthcare will distribute any dividends without the prior written consent of Dalian Vitup Management; and
•
Dalian Vitup Management, and/or its designee, has an exclusive option to purchase all of ShuBin Wang and Feng Gu’s interest in Dalian Vitup Healthcare; such interest comprises 100% of the Dalian Vitup Healthcare.

Proxy Agreement. The Proxy Agreement, dated September 1, 2006, is by and among ShuBin Wang, Feng Gu and Dalian Vitup Management Holdings Co., Ltd. Pursuant to the terms of the Proxy Agreement:

•
ShuBin Wang and Feng Gu granted Dalian Vitup Management full power and authority regarding any matters that require shareholder action as a result of ShuBin Wang and Feng Gu’s ownership interest in Dalian Vitup Healthcare.

Consulting Agreement. The Consulting Agreement, dated September 1, 2006, is by and among Dalian Vitup Management, and Dalian Vitup Healthcare. Pursuant to the terms of the Consulting Agreement:

•
Dalian Vitup Management will provide exclusive consulting services for Dalian Vitup Healthcare regarding: 1) services relating to health management; 2) services relating to the associate products in health management; 3) staff training; and 4) all other services required by Dalian Vitup Healthcare.

•	Dalian Vitup Healthcare will pay Dalian Vitup Management a monthly consulting fee in an amount equal to 25% of the Company’s monthly pre-tax net income.

Dalian Zhongshan Vitup Clinic’s Property Rights and Interests Shift Contract (the “Shift Contract”). The Shift Contract, is by and among ShuBin Wang and Dalian Vitup Management Holdings Co., Ltd. Pursuant to the terms of the Shift Contract:

•
The parties agree and acknowledge that Dalian Zhongshan Vitup Clinic is not an independent entity and that its revenue and income shall be consolidated with the financial statements of Dalian Vitup Management Holdings Co., Ltd.

The foregoing description of the Clinic Agreements is qualified in its entirety by reference to the Loan Agreement, Share Pledge Contract, Exclusive Option Contract, Proxy Agreement, Consulting Agreement, and Shift Contract, which are attached hereto as Exhibits, 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6, respectively, and are herein incorporated by reference.

Lease Agreement - On January 12, 2004, the Company’s operating affiliate, Dalian Vitup Healthcare Management Co., Ltd. entered into a House Lease Agreement with Shubin Wang, a director and majority shareholder of the Company, for the lease of the premises housing its medical clinic located in Dalian. Pursuant to the terms of the House Lease Agreement, the Company leased the property located at No. 10-1-3-2(03), Ming Ze Yuan, Dalian City, China for a period of 15 years at an annual rental rate of RMB 100,000 (approximately US $13,835.30). The foregoing description of the House Lease Agreement is qualified in its entirety by reference to the House Lease Agreement which is attached hereto as Exhibit 10.8, and is herein incorporated by reference.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 500,000,000 shares of $ 0.0001 par value common stock, of which 15,000,000 shares are issued and outstanding. As of the date hereof, there are no outstanding options, warrants or other securities.

Voting Rights

Each outstanding share of the common stock is entitled to one vote in person or by proxy in all matters that may be voted upon by shareholders of China Vitup Nevada.

Cash Dividends

As of the date hereof, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, and other applicable conditions. We do not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions

There are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Preemptive Rights

The holders of the common stock have no preemptive or other preferential rights to purchase additional shares of any class of China Vitup Nevada's capital stock in subsequent stock offerings.

Liquidation Rights

In the event of the liquidation or dissolution of China Vitup Nevada, the holders of the common stock are entitled to receive, on a pro rata basis, all assets of China Vitup Nevada remaining after the satisfaction of all liabilities.

Conversion and Redemption Rights

The shares of China Vitup Nevada’s common stock have no conversion rights and are not subject to redemption. All of the issued and outstanding shares of China Vitup Nevada’s common stock are, and the unissued shares in this offering, when sold and paid for, will be duly authorized, fully paid, non-assessable and validly issued.

Stock Transfer Agent

China Vitup Nevada’s transfer agent is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 340, Denver, Colorado 80209.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED MATTERS

Market Information

China Vitup Nevada's common stock is approved for quotation on the pink sheets under the symbol CVPH. However, there is no existing trading market for the shares. China Vitup Nevada currently has 15,000,000 shares of common stock issued and outstanding. Of the 15,000,000 shares, 14,742,856 shares constitute restricted securities as defined in Rule 144 under the Securities Act of 1933, and 257,144 shares are free trading securities. The restricted securities may only be sold pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act of 1933.

The following table sets forth the high and low bid prices of our common stock (USD) for the last two fiscal years and subsequent interim period, as reported by the National Quotation Bureau and represents inter dealer quotations, without retail mark-up, mark-down or commission and may not be reflective of actual transactions:

	(U.S. $)

2006	HIGH	LOW
Quarter Ended March 31	$3.80	$0.20
Quarter Ended June 30	$1.60	$0.20
Quarter Ended September 30	$2.40	$0.04
Quarter Ended December 31	$2.35	$0.04

2007	HIGH	LOW
Quarter Ended March 31	$2.00	$0.05
Quarter Ended June 30	$2.25	$.00001
Quarter Ended September 30	$2.25	$0.23
Quarter Ended December 31	$2.25	$0.20

Holders

China Vitup Nevada currently has 15,000,000 shares of common stock issued and outstanding. Of the 15,000,000 shares, 14,742,856 shares constitute restricted securities as defined in Rule 144 under the Securities Act of 1933, and 257,144 shares are free trading securities. As of January 25, 2008, China Vitup Nevada’s stock was owned by 41 holders of record.

Dividends

The Company has not declared or paid any cash dividends on its common stock during the fiscal years ended December 31, 2007 or 2006. There are no restrictions on the common stock that limit the ability of us to pay dividends if declared by the Board of Directors and the loan agreements and general security agreements covering the Company’s assets do not limit its ability to pay dividends. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to the stockholders. Generally, the Company is not able to pay dividends if after payment of the dividends, it would be unable to pay its liabilities as they become due or if the value of the Company’s assets, after payment of the liabilities, is less than the aggregate of the Company’s liabilities and stated capital of all classes.

ITEM 2. LEGAL PROCEEDINGS

The Company does not know of any material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-B.

ITEM 4. RECENTS SALES OF UNREGISTERED SECURITIES

The following table lists the securities which the Company has sold within the past three years in transactions which were not registered under the Securities Act of 1933, as amended:

Name and Address	Date	Shares	Consideration

ShuBin Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	4,685,137	(1)

Feng Gu No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	3,392,865	(1)

Shu Chun Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)

Meng Ying Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)

Quin Ping Zhang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)

Yan Hai Zhou No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)

Xiao Li No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)

Yi Lin Gu No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	450,000	(1)

Name and Address	Date	Shares	Consideration

Qui Feng Yu No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	380,000	(1)

Mid-Continental Securities Corp. P.O. Box 110310 Naples, FL 34108-0106	November 15, 2006	182,200	(1)

Zhi Huang Room 2-11-1, 27/B Zhixinyuan, Wuyi Road, Shahekou District, Dalian, P.R. China	November 15, 2006	150,000	(1)

Yang Zi Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	150,000	(1)

Shuo Wang No. 28 Yangshu Street, Shahekou District, Dalian, P.R. China	November 15, 2006	150,000	(1)

Yong Ran Song No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	150,000	(1)

Yen You Zheng 1980-1055 West Hastings St. Vancouver, British Columbia Canada V6E2E9	November 15, 2006	150,000	(1)

Tian Ying Zheng Room 806, 3/B Block 1 Jiangongbeili, Xuanwu District, Beijing, P.R. China	November 15, 2006	150,000	(1)

Xue Ying Zeng 602 Unit 1, 1/B Jianshe Road, Kunming, Yunnan Province, P.R. China	November 15, 2006	150,000	(1)

Xiao Mei Wang RM 2006, 14/B Jian Wai Soho Chao Yang District Beijing, China 100022	November 15, 2006	150,000	(1)

Name and Address	Date	Shares	Consideration

Yao Lin No. 1715 CTS Plaza 2 Beisanhuan East Rd. Chao Yang Beijing, China PRC 100028	November 15, 2006	100,000	(1)

Anna Herbst 87-10 Clover Place Holliswood, NY 11423	November 15, 2006	50,000	(1)

Jun Qing Wang RM 2006, 14/B Jian Wai Soho Chao Yang District Beijing, China 100022	November 15, 2006	20,000	(1)

ShuBin Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	March 27, 2007	32,654	(2)

(1) The shares were exchanged pursuant to an Agreement for Share Exchange between China Vitup Nevada and China Vitup BVI whereby the shareholders of China Vitup BVI exchanged their shares in China Vitup BVI for shares in China Vitup Nevada. For each of the above share issues we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

(2) These shares were issued in exchange for services rendered, which services were valued at $32,654.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Incorporation and Bylaws include provisions requiring the Company to provide indemnification for officers, directors, and other persons. The following describes the terms of the indemnification:

(a) To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.75 1), as the same now exists or may hereafter be amended or supplemented, the Corporation shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. Employees, agents, and other persons may be similarly indemnified by the Corporation, including advancement of expenses, in such case or cases and to the extent set forth in a resolution or resolutions adopted by the Board of Directors. No amendment of this Section shall have any effect on indemnification or advancement of expenses relating to any event arising prior to the date of such amendment.

(b) The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

(c) To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.752), as the same now exists or may hereafter be amended or supplemented, the Corporation may purchase and maintain insurance and make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against such person and liability and expense incurred by such person in its capacity as a director, officer, employee, or agent, or arising out of such person's status as such, whether or not the Corporation has the authority to indemnify such person against such liability and expenses.

PART F/S

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2007

Condensed Consolidated Balance Sheet	36

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	37

Condensed Consolidated Statements of Cash Flow	38

Condensed Consolidated Statement of Stockholders’ Equity	39

Condensed Consolidated Statement of Stockholders’ Equity	40-48

Audited Consolidated Financial Statements For the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm	50

Consolidated Balance Sheet	51

Consolidated Statements of Operations & Comprehensive Income	52

Consolidated Statements of Cash Flows	53

Consolidated Statements of Stockholders’ Equity	54

Notes to Consolidated Financial Statements	55-68

CHINA VITUP HEALTH CARE HOLDINGS, INC. (Unaudited) Condensed Consolidated Financial Statements For The Nine Months Ended September 30, 2007

CHINA VITUP HEALTH CARE HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	September 30, 2007	December 31, 2006
ASSETS	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$145,042	$531,468
Accounts receivable, trade	222,463	7,352
Inventories	3,710	8,360
Prepayments, deposits and other receivables	300,589	220,320

Total current assets	671,804	767,500

Non-current assets:
Plant and equipment, net	1,558,098	780,481

TOTAL ASSETS	$2,229,902	$1,547,981

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Deferred revenue	$8,438	$24,658
Accounts payable	202,833	-
Amount due to a director	222,473	7,301
Income tax payable	18,869	35,290
Accrued liabilities and other payables	143,848	100,485

TOTAL LIABILITIES	596,461	167,734

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no share issued and outstanding	-	-
Common stock, $0.0001 par value, 500,000,000 shares authorized, 15,000,000 and 14,967,346 shares issued and outstanding as of September 30, 2007 and December 31, 2006	1,500	1,497
Additional paid-in capital	167,481	118,503
Accumulated other comprehensive income	105,439	43,010
Statutory reserve	96,634	96,634
Equity of VIE	873,744	873,744
Retained earnings	388,643	246,859

Total stockholders’ equity	1,633,441	1,380,247

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,229,902	$1,547,981

See accompanying notes to condensed consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

OPERATING REVENUES	$583,160	$126,343	$1,322,231	$126,343

COST OF REVENUES	192,895	23,743	514,143	23,743

GROSS PROFIT	390,265	102,600	808,088	102,600

Operating expenses:
Depreciation	101,628	12,215	243,981	12,215
Stock-based compensation	-	-	48,981	-
General and administrative	83,303	89,652	298,779	89,652
Rental expense - related party	11,504	-	34,109	-

Total operating expenses	196,435	101,867	625,850	101,867

INCOME FROM OPERATION	193,830	733	182,238	733

Other income:
Interest income	155	-	1,193	-
	155	-	1,193	-

INCOME BEFORE INCOME TAXES	193,985	733	183,431	733

Income tax expense	(18,622)	(9,968)	(41,647)	(9,968)

NET INCOME (LOSS)	$175,363	$(9,235)	$141,784	$(9,235)

Other comprehensive income:
- Foreign currency translation gain (loss)	20,881	36	62,429	36

COMPREHENSIVE INCOME (LOSS)	$196,244	$(9,199)	$204,213	$(9,199)

Net income per share - Basic and diluted	$0.01	$-	$0.01	$-

Weighted average number of shares outstanding during the period - Basic and diluted	15,000,000	-	- 14,989,599	-

See accompanying notes to condensed consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Currency expressed in United States Dollars (“US$”))
(Unaudited)
	Nine Months Ended September 30,
	2007	2006
Cash flows from operating activities:
Net income (loss)	$141,784	$(9,235)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	243,981	12,215
Stock-based compensation to a director, non-cash	48,981	-
Changes in operating assets and liabilities:
Accounts receivable, trade	(215,111)	-
Inventories	4,650	(2,654)
Amount due to a director	215,172	-
Prepayments, deposits and other receivables	(80,269)	10,879
Deferred revenue	(16,220)	-
Accounts payable	202,833	-
Income tax payable	(16,421)	10,060
Other payables and accrued liabilities	43,363	(1,355)

Net cash (used in) generated from operating activities	572,743	19,910

Cash flows from investing activities:
Purchase of plant and equipment	(1,021,598)	(1,013)

Net cash used in investing activities	(1,021,598)	(1,013)

Foreign currency translation adjustment	62,429	36
NET CHANGE IN CASH AND CASH EQUIVALENTS	(386,426)	18,933

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	531,468	78,273

CASH AND CASH EQUIVALENTS, END OF PERIOD	$145,042	$97,206

SUPPLEMENTAL DISLCOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$60,432	$-
Cash paid for interest expense	$-	$-

See accompanying notes to condensed consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Preferred stock		Common stock
	No. of share	Amount	No. of share	Amount	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Equity of VIE	Retained earnings	Total stockholder’s equity
As of December 31, 2006	-	$-	14,967,346	$1,497	$118,503	$43,010	$96,634	$873,744	$246,859	$1,380,247

Stock-based compensation to a director, non-cash	-	-	32,654	3	48,978	-	-	-	-	48,981

Foreign currency translation adjustment	-	-	-	-	-	62,429	-	-	-	62,429

Net income for the period	-	-	-	-	-	-	-	-	141,784	141,784

As of September 30, 2007	-	$-	15,000,000	$1,500	$167,481	$105,439	$96,634	$873,744	$388,643	$1,633,441

See accompanying notes to condensed consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
(Currency expressed in United States Dollars (“US$”))

1.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with both generally accepted accounting principles for interim financial information, and the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) that are, in the opinion of management, considered necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.

The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim financial information have read or have access to our annual audited consolidated financial statements for the preceding fiscal year. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006.

2.	ORGANIZATION AND BUSINESS BACKGROUND

China Vitup Health Care Holdings, Inc (the “Company” or “CVPH”) was incorporated under the laws of Canada on February 24, 2003. The Company was originally organized as Second Bavarian Mining Consulting Services, Inc. On August 10, 2004, the Company changed its domicile to the State of Wyoming, USA and changed its name to Tubac Holdings, Inc. On September 29, 2006, the Company changed its domicile to the State of Nevada and changed its name to China Vitup Health Care Holdings, Inc.

On November 15, 2006, CVPH completed a stock exchange transaction (the “Exchange”) with the shareholders of China Vitup Healthcare Holdings, Inc. (“Vitup BVI”), whereby 13,460,202 shares of the Company’s common stock was issued to the shareholders of Vitup BVI in exchange for 100% of the common stock of Vitup BVI. The Exchange resulted in the previous controlling shareholders of Vitup BVI becoming the controlling shareholders of CVPH.

The Exchange has been accounted for as a reverse acquisition and recapitalization of the CVPH whereby Vitup BVI is deemed to be the accounting acquirer (legal acquiree) and CVPH to be the accounting acquiree (legal acquirer). CVPH is deemed to be a continuation of the business of Vitup BVI. Accordingly, its assets and liabilities are included in the balance sheet at their historical book values and the results of operations of Vitup BVI have been presented for the comparative prior period.

As of September 30, 2007, the Company, through its subsidiaries and variable interest entities (“VIEs”) mainly engages in the provision of health management service and Chinese medical service in the People’s Republic of China (the “PRC”).

The Company has the following wholly-owned subsidiaries:

●
Vitup BVI was incorporated in the British Virgin Islands (“BVI”) as a BVI business company on June 29, 2006 with an authorized capital of 50,000 shares of common stock at no par value per share, for the purpose of holding 100% equity interest in Dalian Vitup Management Holdings Co., Ltd.

●
Dalian Vitup Management Holdings Co., Ltd. (“Vitup Management”) was organized as a wholly-foreign owned enterprise in Dalian city, Liaoning Province, the PRC on August 30, 2006 with a paid-up registered capital of $125,000 (equivalent to Renminbi Yuan (“RMB”) 1,000,000). Its principal activity is the provision of healthcare consulting.

The Company has the following significant VIEs in the PRC:

●
Dalian Vitup Healthcare Management Co., Ltd. (“Dalian Vitup”) was registered as a limited liability company in Dalian city, Liaoning Province, the PRC on March 4, 2004 with a paid-up registered capital of $970,756 (equivalent to RMB 8,000,000). The equity interest of Dalian Vitup was owned by Mr Wang Shubin and Ms Gu Feng, the major shareholders of the Company. Its principal activity is to operate a health center in Dalian City, Liaoning Province, the PRC.

●
Dalian Vitup Clinic (“Vitup Clinic”) was registered as a sole-proprietorship in Dalian city, Liaoning Province, the PRC on January 10, 2006 with a paid-up of $12,134 (equivalent to RMB 100,000). The equity interest of Vitup Clinic was solely owned by Mr Wang Shubin, a major shareholder of the Company. Its principal business is engaged in the provision of Chinese medical consultation services in the PRC.

CVPH, Vitup BVI, Vitup Management, Dalian Vitup and Vitup Clinic are hereinafter referred to as (the “Company”).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying financial statements and notes.

●	Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

●	Use of estimates

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the period reported. Actual results may differ from these estimates.

●	Principles of consolidation

The condensed consolidated financial statements include the accounts of the Company, Vitup BVI, Vitup Management and VIEs for which the Company is the primary beneficiary and the operating results of the VIEs was included in the consolidated statement of operations started from September 1, 2006, the date when the Company, through Vitup Management, entered into a set of exclusive agreements with the VIEs. Details of the contractual arrangement with the VIEs were disclosed in Note 4 below.

All significant inter-company balances and transactions within the Company have been eliminated on consolidation.

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment. As of September 30, 2007, the Company did not record an allowance for doubtful accounts, nor have there been any write-offs since inception.

●	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (“FIFO”) method for all inventories. Inventories mainly consist of the Chinese herb medicine purchased from third parties.

●	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Leasehold improvements	5 years	Nil
Medical equipments	5 years	5%
Motor vehicles	10 years	5%
Furniture, fixtures and equipments	5 years	5%

Expenditure for maintenance and repairs is expensed as incurred.

●	Impairment of long-lived assets

In accordance with SFAS No. 144,“Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of September 30, 2007.

●	Revenue recognition

The Company recognizes its revenues, as the related services are rendered to the customer and are net of allowances and discounts, its related business taxes and value added taxes. In accordance with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

Revenues from healthcare consultation and medical consultation services are recognized in the period that services are rendered. Revenue received in advance for future service is recorded as deferred revenue. Revenues from the sales of Chinese herbal medicine are recognized upon delivery of the related products.

Under all circumstances, the Company records revenues net of any estimated contractual allowances for potential adjustments resulting from a failure to meet performance or staffing related criteria. If necessary, the Company revises its estimates for such adjustments in future periods when the actual amount of the adjustment is determined. As of September 30, 2007, the Company determined no reserve for these potential adjustments.

●	Cost of revenues

Cost of revenue primarily includes depreciation of plant and equipment, purchase of raw materials, sub-contracting charges and direct overhead.

●	Income tax

The Company accounts for income taxes in interim periods as required by Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” and as interpreted by FASB Interpretation No. 18, “Accounting for Income Taxes in Interim Periods.” The Company has determined an estimated annual effective tax rate. The rate will be revised, if necessary, as of the end of each successive interim period during the Company’s fiscal year to the Company’s best current estimate. The estimated annual effective tax rate is applied to the year-to-date ordinary income at the end of the interim period.

The Company also accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

●	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying condensed consolidated statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation.  This comprehensive income is not included in the computation of income tax expense or benefit.

●	Net income per share

The Company calculates net income per share in accordance with SFAS No.128, “Earnings per Share”. Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding. Diluted net income per share is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive. The Company did not have any potentially dilutive common share equivalents as of September 30, 2007.

●	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operations.

The functional and reporting currency of the Company is the United States dollars (“U.S. dollars”). The accompanying condensed consolidated financial statements have been expressed in U.S. dollars. In addition, the Company’s operating subsidiary in the PRC, TCH maintains its books and records in its local currency, the Renminbi Yuan (“RMB”), which is functional currency as being the primary currency of the economic environment in which its operations are conducted.

Assets and liabilities of its subsidiary whose functional currency is not the U.S. dollars are translated into US dollars, in accordance with SFAS No 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary is recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

●	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Company operates in two reportable operating segments: Health Management Service and Chinese Medical Service.

●	Fair value of financial instruments

The carrying value of the Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, inventories, amount due from a director, other receivables and prepayments, deferred revenue, income tax payable, other payables and accrued liabilities, approximate their fair values due to the short-term maturity of these instruments.

●	Recently issued accounting standards

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted FIN48 on January 1, 2007. The adoption of FIN 48 did not have an effect on the results of operations or financial condition. The Company did not have any unrecognized tax benefits as of September 30, 2007.

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No.159,“The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No.115” (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No.159 are elective; however, the amendment to FASB No.115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. Management is currently evaluating the impact of SFAS 159, if any, on the Company’s financial statements.

4.	VARIABLE INTEREST ENTITIES

The Company, through its subsidiaries and VIEs, operates a health center and provides healthcare consultation services in the PRC.

On September 1, 2006, the Company, through Vitup Management, entered into certain exclusive agreements with Dalian Vitup and its owners. Pursuant to these agreements, Vitup Management provides exclusive technical consulting and other general business operation services to Dalian Vitup in return of a consulting services fee which is equal to Dalian Vitup’s net income. Through these contractual arrangements, Vitup Management has the ability to substantially influence Dalian Vitup’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, Vitup Management should be considered the primary beneficiary of Dalian Vitup.

On April 1, 2006, Dalian Vitup entered into similar set of exclusive agreements with Vitup Clinic to enable Dalian Vitup to provide traditional Chinese medical consultation services to its customers. Vitup Clinic is also considered a VIE to Dalian Vitup.

Proforma consolidated financial information

The pro forma consolidated financial information is presented for informational purposes only. It summarized pro forma results of operations for the nine months ended September 30, 2007 and 2006, assume that Dalian Vitup and Vitup Clinic had become VIEs in which the Company had variable interests and was the primary beneficiary as of January 1, 2006. These pro forma results have been prepared at the historical cost and do not purport to be indications of the result of operations which actually would have resulted had these VIEs existed as of January 1, 2006.

	Nine Months Ended September 30,
	2007	2006

Operating revenues	$1,322,231	$811,799
Cost of revenues	(514,143)	(195,037)

Gross profit	808,088	616,762
Total operating expenses	(625,850)	(411,432)
Other income	1,193	-
Income tax expense	(41,647)	(67,770)

Net income for the period	$141,784	$137,560

Weighted average ordinary shares outstanding - basic and diluted	14,989,599	13,460,202

Net income per share - basic and diluted	$0.01	$0.01

5.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Prepayments, deposits and other receivables consisted of the followings:

	September 30, 2007	December 31, 2006
		(audited)
Prepayments	$157,334	$42,785
Deposits	35,995	31,587
Advances to employees	43,450	126,412
Other receivables	63,810	19,536

	$300,589	$220,320

6.	PLANT AND EQUIPMENT, NET

Plant and equipment, net, consist of the following:

	September 30, 2007	December 31, 2006
		(audited)

Leasehold improvements	$419,465	$419,465
Medical equipments	1,195,402	562,032
Motor vehicles	464,817	144,624
Furniture, fixtures and equipments	265,625	224,905
	2,345,309	1,351,026
Less: accumulated depreciation	(814,965)	(570,545)
Add: foreign translation adjustment	27,754	-

Net book value	$1,558,098	$780,481

Depreciation expense for the three and nine months ended September 30, 2007 was $101,628 and $243,981, respectively. All the plant and equipment were attributed from the VIEs and Vitup Management and measured at historical basis.

7.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the followings:

	September 30, 2007	December 31, 2006
		(audited)

Accrued liabilities	$81,243	$79,528
Salaries payable	-	3,246
Welfare payable	7,880	9,673
Other payables	54,725	8,038

	$143,848	$100,485

8.	INCOME TAXES

The Company is registered in the United States of America and has operations in 2 tax jurisdictions: the United States of America and the PRC.

CVPH is subject to taxes in the United States of America and incurred no assessable income for the nine months ended September 30, 2007.

Vitup Management, Dalian Vitup and Vitup Clinic are subject to taxes in the PRC. Pursuant to the PRC Income Tax Laws, Vitup Management and Dalian Vitup are subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax and 3% local income tax). Vitup Clinic is subject to applicable tax rate ranged from 5% to 35% as a sole-proprietorship.

Vitup Management and Vitup Clinic have no assessable income for the nine months ended September 30, 2007.

Dalian Vitup was granted a tax exemption under the tax law of the “Law of the Administration of Tax Collection”, “Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises” and “Implementation of the Provisional Regulation of the PRC on Enterprise Income Tax” whereas EIT is calculated at a statutory rate of 33% based on 10% of net revenue generated from the provision of health management services. Dalian Vitup generated its net revenue from its operation and has recorded income tax provision of $41,647 for the nine months ended September 30, 2007. Its effective income tax rates for the three and nine months ended September 30, 2007 were 7% and 11%, respectively.

Income taxes payable as of September 30, 2007 consists of the PRC EIT of $18,869.

9.	SEGMENT INFORMATION

The Company’s business units have been aggregated into two reportable segments: Health Management Service and Chinese Medical Service. The Company, through subsidiaries and VIEs, operates these segments in the PRC. Other than cash and cash equivalents of approximately US$39,901 maintained in Hong Kong as of September 30, 2007, all the identifiable assets of the Company are located in the PRC during the year presented.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 3). The Company had no inter-segment sales for the nine months ended September 30, 2007. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the nine months ended September 30, 2007:

	Health management service	Chinese medical service	Corporate	Total

Revenue, net	$1,278,932	$43,299	$-	$1,322,231
Cost of revenue	487,443	26,700	-	514,143

Gross profit (loss)	791,489	16,599	-	808,088
Depreciation	183,163	-	60,818	243,981
Net income (loss)	306,075	(9,265)	(155,026)	141,784
Total assets	2,006,362	38,713	184,827	2,229,902
Expenditure for long-lived assets	$61,211	$-	$933,072	$994,283

10.	CONCENTRATIONS AND RISKS

(a)	Major customers and vendors

For the nine months ended September 30, 2007, 100% of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from customers located in the PRC and there are no customers and vendors who account for 10% or more of revenues and purchases.

(b)	Credit risk

No financial instruments that potentially subject the Company to significant concentrations of credit risk. Concentrations of credit risk are limited due to the Company’s large number of transactions are on the cash basis.

11.	COMMITMENT AND CONTINGENCIES

(a)	Operating leases

The Company leases healthcare centers in Dalian city, the PRC under non-cancelable operating leases.

Costs incurred for the healthcare centre in Dalian city under an operating lease are recorded as rent expense of $34,109 for the nine months ended September 30, 2007.

Future minimum rent payments due under a non-cancelable operating lease are as follows:

Years ending September 30:
2007	$11,370
2008	45,478
2009	45,478
2010	45,478
Thereafter	363,826

Total:	$511,630

(b)	Long-term commitment

In December 2006, the Company entered into a contract with a medical equipment supplier whereby the Company was obliged to purchase a minimum of approximately $64,250 of biochemical reagent in a term of five years from 2007 through 2011.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(FORMERLY TUBAC HOLDINGS, INC.)
(Formerly A Development Stage Company)

Consolidated Financial Statements
For The Year Ended December 31, 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Owners of
China Vitup Health Care Holdings, Inc.
(Formerly Tubac Holdings, Inc.)

We have audited the accompanying consolidated balance sheet of China Vitup Health Care Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2006 and the related consolidated statement of operations and comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2006. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Vitup Health Care Holdings Inc. as of December 31, 2006 and the results of operations and cash flows for the year ended December 31, 2006 and in conformity with accounting principles generally accepted in the United States of America.

Zhong Yi (Hong Kong) C.P.A. Company Limited
Certified Public Accountants

Hong Kong, China
June 29, 2007

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(FORMERLY TUBAC HOLDINGS, INC.)
(Formerly A Development Stage Company)
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)

December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$531,468
Accounts receivable, trade	7,352
Inventories	8,360
Prepayments and other receivables	220,320

Total current assets	767,500

Non current assets:
Plant and equipment, net	780,481

TOTAL ASSETS	$1,547,981

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Deferred revenue	$24,658
Amount due to a director	7,301
Income tax payable	35,290
Accrued liabilities and other payables	100,485

TOTAL LIABILITIES	167,734

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no share issued and outstanding	-
Common stock, $0.0001 par value, 500,000,000 shares authorized, 14,967,346 shares issued and outstanding	1,497
Additional paid-in capital	118,503
Accumulated other comprehensive income	43,010
Statutory reserve	96,634
Equity of VIE	873,744
Retained earnings	246,859

Total stockholders’ equity	1,380,247

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,547,981

See accompanying notes to consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(FORMERLY TUBAC HOLDINGS, INC.)
(Formerly A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)

December 31, 2006

OPERATING REVENUES	$991,679

COST OF REVENUES	192,673

GROSS PROFIT	799,006

OPERATING EXPENSES:
Depreciation	116,879
General and administrative	285,443
Rental expense - related party	22,348

Total operating expenses	424,670

INCOME FROM OPERATION	374,336

OTHER INCOME:
Interest income	917

INCOME BEFORE INCOME TAXES	375,253

Income tax expense	(31,760)

NET INCOME	$343,493

Other comprehensive income:
- Foreign currency translation gain	43,010

COMPREHENSIVE INCOME	$386,503

Net income per share - Basic and diluted	$0.03

Weighted average number of shares outstanding - Basic and diluted	13,656,968

See accompanying notes to consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(FORMERLY TUBAC HOLDINGS, INC.)
(Formerly A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Currency expressed in United States Dollars (“US$”))

December 31, 2006
Cash flows from operating activities:
Net income	$343,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	116,879
Changes in assets and liabilities:
Accounts receivable, trade	(7,352)
Inventories	(5,071)
Prepayments and other receivables	(117,674)
Deferred revenue	24,658
Amount due to a director	7,301
Income tax payable	35,089
Accrued liabilities and other payables	97,740

Net cash provided by operating activities	495,063

Cash flows from investing activities:
Cash proceeds to VIE	(49,939)
Purchase of plant and equipment	(76,666)

Net cash used in investing activities	(126,605)

Cash flows from financing activities:
Contribution by stockholders	120,000

Net cash provided by financing activities	120,000

Foreign currency translation adjustment	43,010

NET CHANGE IN CASH AND CASH EQUIVALENTS	531,468

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-

CASH AND CASH EQUIVALENTS, END OF YEAR	$531,468

SUPPLEMENTAL DISLCOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$-
Cash paid for interest expense	$-

SUPPLEMENTAL DISLCOSURE OF NON-CASH TRANSACTIONS
Comprehensive income	$43,010
Contribution from VIE	$873,744
Share issued for acquisition	$1,497

See accompanying notes to consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(FORMERLY TUBAC HOLDINGS, INC.)
(Formerly A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Preferred stock		Common stock
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Equity of VIE	Receivables from shareholders	Retained earnings	Total equity

As of January 1, 2006	-	$-	-	$-	$-	$-	$-	$-	$120,000	$-	$120,000

Shares issued for reverse acquisition	-	-	14,967,346	1,497	118,503	-	-	-	-120,000	-	-

Contribution from VIE	-	-	-	-	-	-	-	873,744	-	-	873,744

Foreign currency translation gain	-	-	-	-	-	43,010	-	-	-	-	43,010

Net income for the year	-	-	-	-	-	-	-	-	-	343,493	343,493

Appropriation to statutory reserve	-	-	-	-	-	-	96,634	-	-	-96,634	-

As of December 31, 2006	-	$-	14,967,346	$1,497	$118,503	$43,010	$96,634	$873,744	$-	$246,859	$1,380,247

See accompanying notes to consolidated financial statements.

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(FORMERLY TUBAC HOLDINGS, INC.)
(Formerly A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Currency expressed in United States Dollars (“US$”))

1.	ORGANIZATION AND BUSINESS BACKGROUND

China Vitup Health Care Holdings, Inc (the “Company” or “CVPH”) was incorporated under the laws of Canada on February 24, 2003. The Company was originally organized as Second Bavarian Mining Consulting Services, Inc. On August 10, 2004, the Company changed its domicile to the State of Wyoming, USA and changed its name to “Tubac Holdings, Inc.”

The Company was considered a development stage company and its principal activity is seeking and consummating a merger or acquisition opportunity with a business entity organized as a private corporation, partnership, or sole proprietorship as defined by Statement of Financial Accounting Standards (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises”. The Company had no operations since inception and ceased being a development stage company in 2006.

On August 31, 2006, the Board of Directors approved the granting authorization to effect a reverse stock split of the Company’s common stock at a ratio of one-for-two hundred (1:200). The one-for-two hundred reverse stock split became effective on the same date. As a result, the total number of issued and outstanding shares was reduced from 301,426,990 to 1,507,144 shares and par value of its common stock was unchanged at $0.0001. This is inclusive of issuance of 9 shares of common stocks as fractional shares. All common stock and per share data for all periods presented in these financial statements have been restated to give effect to the reverse stock split.

On October 2, 2006, the Company changed its domicile to the State of Nevada and changed its name to “China Vitup Health Care Holdings, Inc.”

On November 15, 2006, the Company completed a stock exchange transaction with the shareholders of China Vitup Healthcare Holdings, Inc. (“Vitup BVI”), whereby 13,460,202 shares of the Company’s common stock was issued to the stockholders of Vitup BVI in exchange for 100% of the common stock of Vitup BVI. Vitup BVI was incorporated in the British Virgin Islands as a BVI business company on June 29, 2006 with authorized capital of 50,000 shares of common stock at no par value per share. Vitup BVI is an investment holding company in Dalian Vitup Management Holdings Co., Ltd (“Vitup Management”). Vitup Management is organized as a wholly-foreign owned enterprise in Dalian city, Liaoning Province, the People’s Republic of China (the “PRC”) on August 30, 2006 with a registered capital of $125,000 (equivalent to Renminbi Yuan (“RMB”) 1,000,000). Its principal activity is the provision of healthcare consulting and investment holding.

Following this stock exchange transaction, Vitup BVI owned 89.9% of the issued and outstanding shares of the Company.

The stock exchange transaction has been accounted for as a reverse acquisition and recapitalization of the CVPH whereby Vitup BVI is deemed to be the accounting acquirer (legal acquiree) and CVPH to be the accounting acquiree (legal acquirer). The accompanying consolidated financial statements are in substance those of Vitup BVI, with the assets and liabilities, and revenues and expenses, of CVPH being included effective from the date of stock exchange transaction. CVPH is deemed to be a continuation of the business of Vitup BVI. Accordingly, the accompanying consolidated financial statements include the following:

(1)	the balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the accounting acquiree at historical cost;

(2)
the financial position, results of operations, and cash flows of the acquirer for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree from the date of stock exchange transaction.

CVPH, Vitup BVI and Vitup Management are hereinafter referred to as (the “Company”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying financial statements and notes.

●	Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

●	Use of estimates

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the period reported. Actual results may differ from these estimates.

●	Principles of consolidation

The consolidated financial statements include the accounts of the Company, Vitup BVI, Vitup Management and variable interest entities, VIEs for which the Company is the primary beneficiary and the operating results of the VIEs was included in the consolidated statement of operations started from September 1, 2006, the date when the Company, through Vitup Management, entered into a set of exclusive agreements with the VIEs. Details of the contractual arrangement with the VIEs was disclosed in Note 3 below.

All significant intercompany accounts and transactions have been eliminated.

●	Variable interest entities

The Company has adopted FASB Interpretation No. 46R consolidation of Variable Interest Entities, FIN 46R, an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIE’s residual returns. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.
The Company has the following significant domestic Variable Interest Entities, or VIEs:

•
Dalian Vitup Healthcare Management Co., Ltd. (“Dalian Vitup”), a PRC company controlled through Vitup Management by contract and operates a health center in the PRC. It is owned by Wang ShuBin and Gu Feng, the major shareholders of the Company.

•
Dalian Vitup Clinic (“Vitup Clinic”), a PRC company controlled by Dalian Vitup by contract and is engaged in the provision of Chinese medical consultation services in the PRC. It is 100% owned by Wang ShuBin, one of the major shareholder and the director of the Company.

The capital investment in these VIEs is funded by the Company and registered as interest-free loans to these PRC owners. As of December 31, 2006, the total amount of interest-free loans to the owners of the VIEs listed above was US$1,023,803. Under various contractual agreements, the owners of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in the PRC when permitted by PRC laws and regulations or at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to the Company. The Company has the power to appoint all directors and senior management personnel of the VIEs. Through the wholly-owned subsidiaries in the PRC, the Company has also entered into exclusive consulting services.

As a result of these contractual arrangements effective from September 1, 2006, the operating results of the VIEs was included in the consolidated statement of operations of the Company thereon.

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment. As of December 31, 2006, the Company did not record an allowance for doubtful accounts, nor have there been any write-offs since inception.

●	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (“FIFO”) method for all inventories. Inventories mainly consist of the Chinese herb medicine purchased from third parties.

●	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:
	Depreciable life	Residual value
Leasehold improvements	5 years	Nil
Medical equipments	5 years	5%
Motor vehicles	10 years	5%
Furniture, fixtures and equipments	5 years	5%

Expenditure for maintenance and repairs is expensed as incurred.

●	Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets’, a long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. The Company reviews long-lived assets to determine the carrying values are not impaired.

●	Deferred revenue

Deferred revenue consists of primarily of payments received in advance from customers.

●	Revenue recognition

The Company recognizes its revenues, as the related services are rendered to the customer and are net of allowances and discounts, its related business taxes and value added taxes. In accordance with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

Revenues from healthcare consultation and medical consultation services are recognized in the period that services are rendered. Revenue received in advance for future service is recorded as deferred revenue. Revenues from the sales of Chinese herbal medicine are recognized upon delivery of the related products.

Under all circumstances, the Company records revenues net of any estimated contractual allowances for potential adjustments resulting from a failure to meet performance or staffing related criteria. If necessary, the Company revises its estimates for such adjustments in future periods when the actual amount of the adjustment is determined. As of December 31, 2006, the Company considered no reserve for these potential adjustments.

●	Cost of revenues

Cost of revenue primarily includes depreciation of plant and equipment, purchase of raw materials, sub-contracting charges and direct overhead.

●	Advertising cost

The Company expenses advertising costs as incurred in accordance with SOP 93-7 “Reporting for Advertising Costs”. Advertising costs amounted to $13,678 for the year ended December 31, 2006.

●	Retirement plan costs

Contributions to retirement schemes (which are defined contribution plans) are charged to general and administrative expenses in the consolidated statements of operation and comprehensive income as and when the related employee service is provided.

●	Income tax

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss) income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

●	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying condensed consolidated statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation.  This comprehensive income is not included in the computation of income tax expense or benefit.

●	Net income per share

The Company calculates net income per share in accordance with SFAS No. 128, “Earnings per Share”. Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding. Diluted net income per share is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

●	Foreign currencies translation

The functional and reporting currency of the Company is the United States dollars (“U.S. dollars”). The accompanying consolidated financial statements have been expressed in U.S. dollars.

The functional currency of the Company’s foreign subsidiary is the Renminbi Yuan (“RMB”). The balance sheet is translated into the United States dollars based on the rates of exchange ruling at the balance sheet date. The condensed consolidated statement of operations is translated using a weighted average rate for the period. Translation adjustments are reflected as cumulative translation adjustments in stockholders’ equity.

●	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Company operates in two reportable operating segments: Health Management Service and Chinese Medical Service.

●	Fair value of financial instruments

The Company values its financial instruments as required by Statement of Financial Accounting Standard (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, inventories, amount due from a director, other receivables and prepayments, deferred revenue, income tax payable, other payables and accrued liabilities.

As of the balance sheet date, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at year end.

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. No material related party transactions have been identified in the preparation of in the financial statements.

●	Recently issued accounting standard

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized have to bifurcated, if the holder elects to account for the whole instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Group recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Group on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Group is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In September 2006, the SEC released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provision of SAB 108 is effective for the Group in the current fiscal year ended December 31, 2006. The Group is currently evaluating the impact of SAB 108 but does not believe that the application of SAB 108 will have a material effect on its financial position, cash flows nor results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Group starting January 1, 2008. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Group is currently evaluating the impact of SFAS 157 on its consolidated financial position, cash flows and results of operations.

3.	VARIABLE INTEREST ENTITIES

The Company, through its subsidiaries and VIEs, operates a health center and provides healthcare consultation services in the PRC.

(a)	Dalian Vitup Healthcare Management Co., Ltd. (“Dalian Vitup”)

Dalian Vitup was incorporated in Dalian city, Liaoning Province, the PRC on January 12, 2004 as a limited liability company. It operates a health center and provides a wide range of healthcare consultation services including medical check-up, weight control, blood testing and etc. All these services are collectively known as Health Management Service in these consolidated financial statements. Dalian Vitup’s clients are mainly employees of government offices and agencies, foreign enterprises that self-insure the medical benefits provided to their employees and customers of insurance companies in the PRC.

On September 1, 2006, the Company, through Vitup Management, entered into certain exclusive agreements with Dalian Vitup and its owners. Dalian Vitup holds the licenses and approvals necessary to operate the healthcare business in the PRC. Pursuant to these agreements, Vitup Management provides exclusive technical consulting and other general business operation services to Dalian Vitup in return of a consulting services fee which is equal to Dalian Vitup’s net income. In addition, Dalian Vitup’s shareholders have pledged their equity interests in Dalian Vitup to Vitup Management, irrevocably granted Vitup Management an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the equity interests in Dalian Vitup and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Vitup Management. Through these contractual arrangements, Vitup Management has the ability to substantially influence Dalian Vitup’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval.

As a result of these contractual arrangements, which obligates Vitup Management to absorb a majority of the risk of loss from Dalian Vitup’s activities and enable Vitup Management to receive a majority of its expected residual returns, Vitup Management accounts for Dalian Vitup as a VIE under FASB Interpretation No. 46R (“FIN 46R”),“Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, because the equity investors in Dalian Vitup do not have the characteristics of a controlling financial interest and Vitup Management should be considered the primary beneficiary of Dalian Vitup. Accordingly, Vitup Management consolidates Dalian Vitup’s results, assets and liabilities.

On April 1, 2006, Dalian Vitup entered into similar set of exclusive agreements with Dalian Vitup Clinic (“Vitup Clinic”) to enable Dalian Vitup to provide traditional Chinese medical consultation services to its customers. Vitup Clinic is also considered a VIE to Dalian Vitup.

(b)	Dalian Vitup Clinic (“Vitup Clinic”)

Vitup Clinic was registered in Dalian city, Liaoning Province, the PRC on January 10, 2006 as a sole-proprietorship and is 100% owned by Mr. Wang ShuBin, a major shareholder of the Company. Vitup Clinic provides 2 types of services: provision of traditional Chinese medical consulting services and sales of Chinese herb medicine.

The financial information of Dalian Vitup Healthcare and Vitup Clinic for the year ended December 31, 2006 is as follows:

	Year ended December 31, 2006
	Dalian Vitup	Vitup Clinic

Operating revenues	$1,372,025	$55,729
Cost of revenues	(326,061)	(24,434)

Gross profit	1,045,964	31,295
Total operating expenses	(448,670)	(32,274)
Other income	247	-
Income tax expense	(45,646)	-

Net income (loss) for the year	$551,895	$(979)

	As of December 31, 2006
	Dalian Vitup	Vitup Clinic
Assets:
Cash and cash equivalents	$458,916	$7,537
Accounts receivable, trade	7,352	-
Inventories	-	8,360
Plant and equipment, net	719,153	-
Other assets	410,052	18,475

Total assets	$1,595,473	$34,372

Liabilities:
Deferred revenue	$24,658	$-
Income tax payable	35,290	-
Other liabilities	175,797	35,348

TOTAL LIABILITIES	235,745	35,348

Owners' equity	1,359,728	(976)

Total liabilities and equity	$1,595,473	$34,372

4.	PLANT AND EQUIPMENT, NET

Plant and equipment, net, consist of the following:

December 31, 2006

Leasehold improvements	$419,465
Medical equipments	562,032
Motor vehicles	144,624
Furniture, fixtures and equipments	224,905

1,351,026
Less: accumulated depreciation	(570,545)

Net book value	$780,481

Depreciation expense for the year ended December 31, 2006 was $116,879. All the plant and equipment were attributed from the VIE and measured at historical basis.

5.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables as of December 31, 2006 consist of the followings:

December 31, 2006

Prepayments	$42,785
Deposits	31,587
Advances to employees	126,412
Other receivables	19,536

$220,320

6.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2006 consist of the followings:

December 31, 2006

Accrued liabilities	$79,528
Salaries payable	3,246
Welfare payable	9,673
Other payables	8,038

$100,485

7.	INCOME TAXES

The income taxes consist of the following:

December 31, 2006

Current:
United State of America	$-
BVI	-
The PRC	31,760

Income tax expense	$31,760

United States of America

The Company is registered in the State of Nevada and is subjected to United States of America tax law.

As of December 31, 2006, the U.S. operation had no net operating losses available for federal tax purposes, which are available to offset future taxable income.

BVI

Vitup Management is registered in the BVI and is not subject to income taxes.

The PRC

Vitup Management and Dalian Vitup are subject to taxes in the PRC. Pursuant to the PRC Income Tax Laws, both companies are subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax and 3% local income tax).

Vitup Management is an investment holding company and has no assessable income for the year ended December 31, 2006.

Dalian Vitup was granted a tax exemption for the year from January 1, 2006 to December 31, 2006 under the tax law of the “Law of the Administration of Tax Collection”, “Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises” and “Implementation of the Provisional Regulation of the PRC on Enterprise Income Tax” whereas EIT is calculated at a statutory rate based on 10% of net revenue generated from the provision of health screening services.

Vitup Clinic is a sole-proprietorship wholly owned by Mr. Wang ShuBin and the applicable tax rate is ranged from 5% to 35%. Vitup Clinic did not have any assessable income for the year ended December 31, 2006.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statement of operations for the years ended December 31, 2006 is as follows:

The following table sets forth reconciliation between the EIT statutory rate and the effective tax rate for PRC operation for the year presented:

2006

Income (loss) before income taxes	$375,253
Statutory income tax rate	33%
123,833
Less: items not subject to tax purpose
- Adjusted taxable loss	3,663
- Tax holiday and concessions	(95,736)

Income tax expenses	$31,760

The following table sets forth the significant components of the aggregate net deferred tax (liabilities)/ assets of the Company as of December 31, 2006:

December 31, 2006

Amortization of pre-operating expense	$(6,461)
Others	9,365
Less: valuation allowance	(2,904)

Net deferred tax assets	$-

8.	NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. Pursuant to stock exchange transaction on November 16, 2006, the weighted average number of common shares issued and outstanding was adjusted to account for the effects of the stock exchange transaction as a reverse acquisition as more fully described in Note 1.

The following table sets forth the computation of basic and diluted net income (loss) per share for the year ended December 31, 2006:

2006
Basis and diluted net income per share calculation
Numerator:
- Net income in computing basic net income per share	343,493

Denominator:
- Weighted average ordinary shares outstanding	13,656,968

Basic and diluted net income per share	0.03

9.	CAPITAL TRANSACTIONS

1)
On November 10, 2006, CVPH completed a stock exchange transaction with the shareholders of Vitup BVI and CVPH issued to Vitup BVI’s shareholders an amount equal to 13,460,202 new shares of common stock of CVPH, as more fully described in Note 1. These common stocks were issued on November 15, 2006.

2)	As a result, the total number of outstanding shares of CVPH’s common stock was increased to 14,967,346.

10.	RELATED PARTY TRANSACTION

December 31, 2006

Rental expense charged by a shareholder of the Company, Wang ShuBin	$22,348

The premise of healthcare facility center was leased to the Company at market rates. The term of the lease agreement is 15 years commencing from 2004 through 2019.

11.	SEGMENT INFORMATION

The Company’s business units have been aggregated into two reportable segments: Health Management Service and Chinese Medical Service. The Company, through subsidiaries and VIEs, operates these segments in the PRC. Other than cash and cash equivalents of approximately US$9,775 (RMB 76,382) maintained in Hong Kong as of December 31, 2006, all the identifiable assets of the Company are located in the PRC during the year presented.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company had no inter-segment sales for the year ended December 31, 2006. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the year ended December 31, 2006:

	Health management service	Chinese medical service	Others	Consolidated

Revenue, net	$968,893	$22,786	$-	$991,679
Cost of revenue	(177,894)	(14,779)	-	(192,673)

Gross profit	790,999	8,007	-	799,006
Depreciation	116,879	-	-	116,879
Net income (loss)	509,893	(12,583)	(153,817)	343,493
Total assets	1,465,933	34,372	47,676	1,547,981
Expenditure for long-lived assets	15,340	-	61,326	76,666

12.	CHINA CONTRIBUTION PLAN

Under the PRC Law, full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company’s PRC subsidiaries and VIE are required to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions made for such employee benefits were $4,673 for the year ended December 31, 2006.

13.	STATUTORY RESERVES

Under the PRC Company Law, the Company’s PRC subsidiaries and VIEs are required to make appropriations to three reserves funds, the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of respective companies’ registered capital. Appropriation to the statutory public welfare fund is ranged from 6% - 8% of the after-tax net earnings determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. No appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

For the year ended December 31, 2006, the Company contributed $96,634 to statutory surplus reserve and statutory public welfare fund. As of December 31, 2006, the balance of the retained earnings amounted to $247,069.

14.	CONCENTRATIONS AND RISKS

(a)	Major customers and vendors

For the year ended December 31, 2006, 100% of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from customers located in the PRC and there are no customers and vendors who account for 10% or more of revenues and purchases.

(b)	Credit risk

No financial instruments that potentially subject the Company to significant concentrations of credit risk. Concentrations of credit risk are limited due to the Company’s large number of transactions are on the cash basis.

15. COMMITMENT AND CONTINGENCIES

(a)	The Company leases a healthcare center under a non-cancelable operating lease. Costs incurred under an operating lease are recorded as rent expense of $22,348 for the year ended December 31, 2006.

Future minimum rent payments due under a non-cancelable operating lease are as follows:

Years ending December 31:
2007	$44,696
2008	44,696
2009	44,696
2010	44,696
Thereafter	357,568

Total:	$536,352

(b)
In December 2006, the Company entered into a contract with a supplier of medical equipment whereby the Company was obligated to purchase a minimum of approximately $64,250 of biochemical reagent from the supplier in five years from 2007 through 2011.

16.	SUBSEQUENT EVENTS

On March 27, 2007, the Company authorized the issuance of 32,654 restricted shares of the Company’s common stock to Mr. Wang ShuBin as director’s remuneration.

PART III

ITEM 1. INDEX TO EXHIBITS

ITEM 2. DESCRIPTION OF EXHIBITS

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation of China Vitup Health Care Holdings, Inc.*

3.2	Bylaws of China Vitup Health Care Holdings, Inc.*

10.1	Loan Agreement dated September 1, 2006, by and among Dalian Vitup Management Holdings Co. Ltd. a corporation formed under the laws of the PRC, ShuBin Wang, and Feng Gu. *

10.2
Share Pledge Contract dated September 1, 2006 by and among Dalian Vitup Management Holdings Co., Ltd, a corporation formed under the laws of the PRC, ShuBin Wang, Feng Gu, and Dalian Vitup Healthcare Management Co., Ltd., a corporation formed under the laws of the PRC. *

10.3
Exclusive Option Contract dated September 1, 2006, by and among Dalian Vitup Management Holdings Co. Ltd., a corporation formed under the laws of the PRC, ShuBin Wang, Feng Gu, and Dalian Vitup Healthcare Management Co., Ltd., a corporation formed under the laws of the PRC. *

10.4	Proxy Agreement dated September 1, 2006, by and among ShuBin Wang, Feng Gu and Dalian Vitup Management Holdings Co., Ltd., a corporation formed under the laws of the PRC. *

10.5
Consulting Agreement dated September 1, 2006, by and among Dalian Vitup Management Holdings Co., Ltd., a corporation formed under the laws of the PRC and Dalian Vitup Healthcare Management Co., Ltd., a corporation formed under the laws of the PRC. *

10.6	Shift Contract by and among Dalian Vitup Management Holdings Co., Ltd.. and Shubin Wang.*

10.7	Form Cooperation Agreement*

10.8	House Lease Agreement dated July 12, 2004 by and between ShuBin Wang and Dalian Vitup Healthcare Management Co., Ltd.*

10.9	Senior Management Staff Employment Contract dated September 1, 2006, by and among Dalian Vitup Management Holdings Co., Ltd. and Shubin Wang.*

10.10	Senior Management Staff Employment Contract dated September 1, 2006, by and among Dalian Vitup Management Holdings Co., Ltd. and Feng Gu.*

10.11	Senior Management Staff Employment Contract dated September 1, 2006, by and among Dalian Vitup Management Holdings Co., Ltd. and Zheng Yan.*

10.12	Senior Management Staff Employment Contract dated January 1, 2007, by and among Dalian Vitup Management Holdings Co., Ltd. and Huang Jukun.*

 * filed herewith

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

China Vitup Health Care Holdings, Inc.

By: /s/ Feng Gu, Chief Executive Officer

Date: January 25, 2008